Autoliv Annual Report 2003

OUR VISION is to substantially reduce traffic accidents, fatalities and injuries.

OUR MISSION is to create, manufacture and sell state-of-the-art automotive safety systems.

OUR STRATEGY is to be vehicle manufacturers' first-choice supplier through:
  Technological leadership
  Complete system capabilities
  Highest-value safety system solutions
  Cost efficiency
  Quality excellence
  Global presence
  Highest level of service and commitment
  Dedicated and motivated employees

OUR VALUES ARE:
Life	- We have a passion for saving lives.
Customers	- We are dedicated to creating satisfaction for our customers and value for the driving public.
Employees	- We are committed to the development of people's skills, knowledge and creative potential.
Innovation	- We are driven for innovation and continuous improvement.
Ethics	- We adhere to the highest level of ethical and social behavior.
Culture	- We are founded on global thinking and local actions.

SEC AND NYSE FILINGS
The CEO/CFO Section 302 Certifications have been filed as an exhibit to Autoliv's 10-K report. The filings with the -Securities & Exchange Commission (SEC) and the New York Stock -Exchange (NYSE) of Autoliv's annual report, 10-K report, quarterly reports in the form of 10-Q reports, proxy statements, section 16 insider filings, Sarbanes-Oxley Certifications, CEO Certification to the NYSE and other documents can be obtained free of charge from the Company at the addresses stated on page 51. These filings and documents are also available on Autoliv's corporate website (http://www.autoliv.com under Financial Info/Filings) and SEC's website (http://www.sec.gov).

Autoliv Saves Lives

According to the World Health Organization (WHO), more than one million people are killed each year in traffic accidents. If the current trend continues, the number of annual deaths will double by 2020. While human suffering cannot be measured, monetary costs to society are estimated in the hundreds of billions of dollars each year for health care, rehabilitation and loss of income.

Autoliv is the world's largest automotive safety supplier with sales to all the leading car manufacturers in the world. We develop, market and manufacture airbags, seat belts, safety electronics, steering wheels, anti-whiplash systems, seat components and child seats. Our global market share exceeds 30 percent.

Autoliv Inc., is a Fortune 500 company, incorporated in the state of Delaware, resulting from a merger in 1997 between the Swedish company Autoliv AB and the American company Morton ASP. Headquartered in Stockholm, the Company has 80 subsidiaries and joint ventures in 30 vehicle-producing countries with 37,000 employees. In addition, Autoliv has established, in nine countries, technical centers with 20 crash test tracks - more than any other automotive safety supplier.

The Company's shares are listed on the New York Stock Exchange (under the symbol ALV) and its Swedish Depository Receipts (SDR) are listed on the Stockholm Stock Exchange (under the symbol ALIV).

Sales By Region The European market accounts for over 50% of Autoliv's sales, the North American market for nearly 30%, while Japan and the Rest of the World (RoW) account for almost 20%. Fluctuations in the split between Autoliv's traditional markets in North America and Europe mainly reflect currency rate swings, while increases in Japan and RoW result from Autoliv's dedicated investments in these markets during the last few years. The most important individual markets are the United States, Germany, France, Japan, Spain, Great Britain and Korea. Sweden accounts for 4% of revenues. Sales By Customer Ford and its companies (e.g. Volvo Cars with 8%) accounted for 24% of Autoliv's revenues in 2003 (23% in 2002). Renault/Nissan accounted for 14% (13% in 2002) and GM companies for 12% (15% in 2002). However, no individual supply contract accounts for more than 4% of consolidated sales. Each contract typically involves one vehicle platform, and is usually valid as long as that platform is produced (approximately 4-5 years). Contracts are typically awarded approximately three years before production starts. Sales By Product During the last five years, Autoliv's sales have grown for all products, except for frontal airbags which have been flat. As a consequence, side airbags accounted for 17% of sales in 2003, compared to 10% in 1999, and electronics for 9% compared to 6% in 1999. The seat belt share has also increased, from 26% to 29%, as a result of market share gains in Europe and North America, and expansion in Asia. Autoliv's dependance on frontal airbags has decreased from 44% to 30%.

State-of-the-Art Safety Systems

Autoliv has accounted for almost all major technological breakthroughs in automotive safety over the last 20 years and continues to be in the forefront of development. The new BMW 5-and 6- series are examples of new vehicles with many state-of-the-art safety products from Autoliv. (Both models are under the same contract).

1. KNEE AIRBAG
Today, when people's lives are saved by airbags and advanced seat belts, it is becoming increasingly important to also reduce knee and leg injuries so people not only survive but can walk and lead normal lives after a crash. Knee airbags protect both the knees and the upper legs. If the occupant is unbelted, the knee airbag enhances the protection effect of the frontal airbag. The knee airbags are standard in the BMW 6-series in the U.S. market where seat belt usage is lower than in many other markets. Knee airbags were originally introduced by Autoliv in 1996.

2. STEERING WHEEL
Most driver airbags are snapped into the steering wheels. Autoliv introduced this concept in 1995, which eliminates screwing operations at the vehicle assembly line and reduces material use and weight in the wheel. For the BMW 5-series, Autoliv delivers both the standard steering wheel and a special sports wheel. This sports wheel is standard in the BMW 6-series.

3. DRIVER AIRBAG
Is estimated to reduce driver fatalities in frontal crashes by approximately 25% (for belted drivers) and serious head injuries by over 60%. The driver airbag in both the new BMW 5- and 6-series utilizes a dual-stage inflator. Both stages are used in very severe crashes.

4. PASSENGER AIRBAG
Is estimated to reduce fatalities in frontal crashes by approximately 20% (for belted occupants). The passenger airbag in the new BMW 5- and 6-series has a dual-stage inflator that enables the airbag to absorb more crash energy if the crash is very violent.

5. THORAX SIDEBAG
Introduced by Autoliv in 1994 and estimated to reduce the risk of serious chest injuries in side-impact crashes by approximately 20%. In the new BMW 5- and 6- series, these bags are standard for both front-seat occupants and optional in the rear seat.

6. FRONTAL SEAT BELT SYSTEM
Is estimated to reduce the overall risk for serious injuries in crashes by 60-70%. Autoliv has produced seat belts for the car industry since 1956.

Load Limiters
The seat belt retractors have load limiters which pay out some webbing to reduce the seat belt load on the occupant's chest causing the excessive crash energy to be absorbed more uniformly by the frontal airbag. This reduces, in combination with pretensioners, the risk for life-threatening chest injuries by approximately 75% in frontal crashes. Introduced by Autoliv in 1995.

Buckle Pretensioners
The seat belts also have pretensioners that tighten the belt at the onset of a crash, using a small pyrotechnic charge that pulls the buckle downwards by up to 3 inches (8 centimeters). Introduced to the world market in 1989 by Autoliv.

Summary 2003

As an American company, Autoliv follows Generally Accepted Accounting Principles in the United States (U.S. GAAP). This annual report also contains some non-GAAP measures. Some of them are required by Autoliv creditors. Management believes that these non-GAAP measures may assist investors in analyzing trends in the Company's business. Investors should consider these non-GAAP measures in addition to rather than as a substitute for financial reporting measures prepared in accordance with U.S. GAAP.
  Record sales, earnings and cash flow
  Strong growth for side airbags, electronics and seat belts
  Rapid expansion in Asia
  Dividend raised twice and continued share buy-backs
  New authorization for additional share buy-backs

U.S.$	2003	2002	Change

Sales (in millions)	5,301	4,443	+19%
Operating income (in millions)	427	323	+32%
Net income (in millions)	268	176	+53%
Earnings per share	2.81	1.79	+57%
Cash from operations (in millions)	530	509	+4%
Return on shareholder's equity (%)	12.2	8.9	+37%
Dividends paid (in millions)	51	43	+20%

Net Sales In 2003, Autoliv's sales continued to outgrow the light vehicle production in Europe and North America. Consolidated sales rose by 19% to $5,301 million and organic sales by 5%, compared to a 2% decline in the vehicle production. Over the last five years, Autoliv's reported sales (i.e. including acquisitions) have grown by almost 40%, compared to a 4% decline in the North American and European light vehicle production. Earnings Per Share The turnaround in 2002 continued during 2003 when earnings per share improved by 57%, hitting a record high of $2.81, including a one-time license income and currency effects that boosted earnings per share by 26%. In 2001, earnings were hit by a drop in vehicle production, peaking raw material prices and negative currency effects. Pro forma numbers show earnings using the same accounting principles for all years (see Note 1 to the Consolidated Financial Statements included herein.) Cash Flow In 2003, operations continued to generate over one-half billion dollars in cash before capital expenditures, and over one-quarter billion after these investments. Although cash flow dropped in 2000 and 2001, the internal cash generation has always been enough to cover capital expenditures.

Another Successful Year - President's Letter

"Return on equity is now back to the levels of the late 1990s. These improvements reflect the combined effects of strong top-line growth and our never-ending cost- cutting efforts."

Dear Shareholder,
Despite a 2% decline in light vehicle production in our major markets, 2003 became the best year ever for Autoliv and demonstrated the strength of our Company and its strategies.
We are now taking the next steps in these strategies by:
- increasing investments in Asia and other new markets,
- expanding capacity for side curtain airbags, electronics and other new products,
- moving even more production to low-labor-cost countries,
- consolidating our supplier base and taking other cost-savings initiatives and
- exploring the potential in active safety and other exciting R&D-areas.

This should generate sustainable profit growth which could enable us to raise dividends and/or buy back stock, thereby continuing to create value for you as a shareholder.

  In 2003, Autoliv continued its strong performance from 2002. Sales rose by 19%, reaching a record-breaking $5.3 billion. Net income improved by 53% to $268 million - also a record high - and cash flow hit $253 million after acquisitions and capital expenditures.

  Organically (i.e. excluding acquisitions and currency effects), sales were up 5%, mainly driven by a strong performance in side airbags, electronics and seat belts, and by rapid expansion in Asia. Since light vehicle production declined, Autoliv's growth was entirely self-generated.

  In creating shareholder value, we focus on increasing earnings and returns on shareholders' equity. Reported earnings per share rose by 57% (partly due to a one-time license income and currency effects that boosted earnings per share by 26%.) The return on equity, in excess of 12%, is now back to the levels of the late 1990s. These improvements mainly reflect the combined effects of strong top-line growth and our never-ending cost-cutting efforts.

  Over the last five years, we have closed or sold a dozen plants. We have moved production to low-labor-cost countries. Currently, we have 35% of our employees in these countries, compared to less than 10% five years ago. We have redesigned our products and reduced direct material costs by more than 3% per year, i.e. faster than the price decline of our products.

  As a result, we have bucked the falling margin trend since the "airbag boom" in the 1990s and have improved our operating margin for two consecutive years. During these two years, Autoliv has generated a quarter of a billion dollars in free cash each year. This free cash has enabled us to pay $51 million in dividends during 2003, to return another $43 million in 2003 to shareholders by buying back shares, and to raise the dividend by 82% in 14 months in three steps, including the dividend declared in February 2004.

  Now the challenge is to keep this momentum.

Planting the Seeds for Future Growth
  To maintain our technological leadership, net spending in R,D&E increased by 33% to 5.8% of sales. At the leading scientific conference of our industry, we introduced a new concept consisting of a new airbag and a new seat belt system (see page 11). We have developed a special airbag for convertibles, and we have laid the foundation for expansion into Active Safety by landing the first order for our Night Vision system. In Active Safety, we have also made significant technological progress in Pre-Crash Radar and Pre-Crash Dipping Nose (see page 11).
  We have also strengthened Autoliv's system capabilities. In 2003, this was evidenced by rapidly rising sales of steering wheels (up 20% organically) and electronics (up 15% organically). In these segments, Autoliv has had much lower market shares than in airbags and seat belts. This is now changing as customers increasingly buy all safety systems from a single supplier as a package for a vehicle platform.
  In line with our cost-saving strategy, we introduced a program that will, in a few years, reduce the number of suppliers from over 2,000 to less than 500. We also introduced another program to reduce the number of product versions (by more than 50% in seat belts) and introduced a global, web-based purchasing system to take full advantage of global purchasing synergies. Furthermore, we have expanded in low-labor-cost countries and consolidated production into fewer facilities.
  Quality excellence was evidenced by several awards, such as a Global Supplier Award from DaimlerChrysler, the Component Award and the Gold Award from Chrysler, and Toyota's Award for Excellent Value Improvements.
  Global presence is a competitive edge for Autoliv that becomes increasingly important as vehicle manufacturers merge and form global alliances. In 2003, we acquired the remaining shares in our Japanese seat belt joint venture and started construction of a new airbag plant with a technical center in China. In Korea, we acquired more land in order to expand a plant that we opened less than two years ago. As a result of last years' investments in Asia, we are increasingly awarded global contracts by Asian vehicle manufacturers. In 2004, this will cause our average supply value to Asian vehicles produced in North America to surpass our supply value to a typical vehicle from our traditional U.S. customers (i.e. Ford, General Motors and Chrysler). In addition, we expect to double our consolidated sales in Asia within three years and exceed one billion dollars by 2005.
  Our dedicated and motivated employees have achieved these results. They have done a tremendous job over many years, for which I am both proud and grateful. We are committed to continually developing their skills, knowledge and potential - to the benefit of both the employee and our Company.

Outlook
Our belief in the bright prospects for Autoliv, communicated in previous annual reports, has been validated by some significant announcements during 2003.
  The Alliance of Automobile Manufacturers in the U.S. announced "a new voluntary industry safety commitment … for enhanced side-impact protection through the use of features such as side airbags and airbag curtains …." The commitment requires all new vehicles offered in the U.S. by participating manufacturers to meet the new front-to-side crash protection criteria by September 2009. Two years prior to this deadline, 50% of these vehicles are to meet the self commitment.
  In June, a committee of the U.S. Senate introduced draft legislation for rollover protection "based on the combined ejection-mitigation capabilities of safety technologies, including advanced side glazing, side curtains, and side impact air bags." If approved, the proposed regulation would become effective at the end of 2008 for all new light vehicles.
  The EU Commission announced a new directive introducing a new pedestrian protection test for all new vehicle models by 2005, leading up to an even more stringent test in 2010.

  These announcements - in combination with a steady increase in consumers' demand for safer vehicles - should give Autoliv solid long-term growth opportunities. Long-term, our increasing presence in Asia and our global contracts with Asian manufacturers should provide additional growth opportunities.

  In 2004, we expect light vehicle production rates to be almost flat. We expect to continue to increase R,D&E expenditures faster than sales due to the strong order intake. This means that, for yet another year, all improvements in Autoliv's earnings and cash flow must result from our own programs and actions.

  These efforts should enable us to deliver a third record- breaking year in a row, although it is not realistic to expect such sharp improvements as in 2002 and 2003.

Lars Westerberg

Profitability Returns on equity and capital employed are now, at 12% and 14%, respectively, back to the levels of the 1990s. Employee Allocation Over the past five years, the number of employees in low-labor-cost countries has increased from 1,500 to over 11,000 employees. The number of employees in these countries corresponds to 35% of total employees compared to less than 10% in 1999. Supply value in North America In 2004, Autoliv's average supply value to Asian vehicles produced in North America will surpass our supply value to a typical vehicle from Ford, General Motors or Chrysler. However, a recent OEM self commitment for side-impact protection should start to increase the supply value to these customers as well.

Maximizing Long-Term Cash Flow

Our value-creating process focuses on long-term cash flow to provide funds for competitive compensation to shareholders, in addition to funds for an adequate financial position and maintaining earnings momentum. We therefore focus on growing earnings per share, while minimizing the capital required to take full advantage of Autoliv's growth potential.

TOPLINE GROWTH
One of Autoliv's targets is to outperform the global occupant restraint market and to grow topline revenues faster than costs.
  As with all companies, Autoliv's revenues are determined by the size of the market and the company's share of that market. In Autoliv's case, the growth of our market has added just over 4% annually to sales since the new Autoliv company was launched in 1997. During the same period, market share gains (including acquisitions) have added nearly 5% per year, on average, to Autoliv's sales.

The Market
Our market, the automotive safety systems market, exceeded $14 billion in 2003. It primarily consists of frontal airbags (36%), side airbags (14%), seat belts (29%) and related electronics (21%).
  Adjusted for currency effects, the market grew by $0.5 billion in 2003. The size of the market also depends on global vehicle production and the safety content per vehicle. Since 1997, these drivers have caused the market to rise at annual average rates of 1.5% and nearly 3%, respectively.
  Vehicle production is driven by GNP growth, and fluctuates with the business cycles in individual markets. The age of the vehicle fleet influences demand less than GNP growth.
  The safety content per vehicle is driven by introduction and higher penetration rates of new airbags and other new technologies. Equally important are new regulations and crash test programs. The average supply value per vehicle exceeded $245 in 2003. However, the gap between the low-end cars and the best safety-equipped vehicles was more than ten times - providing great potential for improvements among less well-equipped vehicles while the best equipped ones strive to defend their superiority. As a result, the safety content per vehicle is expected to continue to rise.
  In the regulatory field, 2003 was a particularly eventful year. Vehicle manufacturers in the United States announced a self commitment for enhanced side-impact protection to be phased in by September 2009. In Europe, the EU commission signed a new directive that will phase in stricter pedestrian protection requirements on new vehicles in 2005 and in 2010. Japan is considering following Europe's move.

Market Share Growth
Since 1997, Autoliv has grown its sales at an average rate of nearly 9% per year. In 1998, we became the industry sales leader. Currently, we have approximately one-third of the global market, followed by the Japanese family- owned company Takata and the American public company TRW Automotive. Both have nearly one-quarter of the global occupant restraint market.
  Organic growth - based on technical leadership and geographical expansion - has, as an average, contributed over 5 percentage points annually to Autoliv's sales growth since 1997. Acquisitions have contributed just over 3 points.
  It is our goal to continue to outgrow the total market. Autoliv is better positioned than our competitors in the market's growth areas (such as side airbags), and we have developed a more significant global presence. This is a tremendous asset as Asian vehicle manufacturers continue to increase their share of global vehicle production. With Autoliv's system capabilities we are also helped by the fact that many vehicle manufacturers prefer to purchase airbags, seat belts and other safety products as one combined system.

COST CONTROL
Approximately 50% of Autoliv's revenues are spent on components and other direct materials from external suppliers. Almost 30% of revenues are used for salaries and other costs for employees; most of this (nearly 20%) is in manufacturing.
  R,D&E (Research, Development and Engineering) takes currently almost 6%, and S,G&A (Sales, General and Administration) about 5% of sales. Both R,D&E and S,G&A expenditures are mainly for salaries.

Direct Material
Our target is to annually reduce direct material costs by at least 3% - i.e. faster than the decline in market prices for our safety systems.
  The most efficient cost-reduction method is redesigning and replacing existing designs and components with new, more cost-efficient ones.
   We have reduced, for instance, the material content in our traditional seat belt pretensioner by more than 70% since the introduction of the first product generation 15 years ago. Having to use fewer components also speeds up the manufacturing process, thereby reducing costs even more.
  Another cost-reduction method is the current supplier consolidation program, which should reduce our global supplier base from over 2,000 suppliers to less than 500 in a few years.

Labor Costs
Our target is to improve labor productivity by at least 5% per year to offset higher labor costs. For this we rely on Kaizen, Six-Sigma, Autoliv's own production system (APS) and many other manufacturing principles and methods.
  In addition, we have set a target to move at least 1,000 jobs per year to low-labor-cost countries, and to establish at least 35% of total headcount in these countries. This target is based on the current cost and product mix. Today, we have 31% of headcount in these countries.

SHORT-TERM CASH FLOW
Since roughly one-third of Autoliv's costs are relatively fixed, short-term earnings are highly dependent on capacity utilization in our plants and are therefore sales dependent. Cash-flow also depends short-term on the timing of payments from customers (primarily the ten largest vehicle manufacturers.) Short-term cash flow could therefore swing substantially from month to month.
  Total production levels in our major markets are good overall indicators of Autoliv's capacity utilization, but the production levels of individual vehicle models are most critical, since many under-utilized production lines cannot be used to supply another car model.

CASH REQUIREMENTS
During the next few years, cash needed for working capital is targeted to remain at 10% of sales (although it may fluctuate somewhat between quarters).
  It is also Autoliv's policy to maintain net debt significantly below three times EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) and an interest coverage ratio significantly above 2.75 times. Since these ratios were 1.2 and 10.2, respectively, at the end of 2003, there is substantial borrowing capacity.
  We believe that foreseeable capital expenditures during the next few years will not significantly exceed depreciation (including amortization.)
  The need for additional manufacturing capacity could, however, be affected by the new self commitment for enhancing side-impact protection in the United States.

Capital Employed
We have a number of initiatives for better utilization of capital employed, such as plant consolidations, outsourcing and moving to low-labor-cost countries (where less capital-intensive manufacturing processes can be used.)
  Currently, 54% of Autoliv's capital employed consists of goodwill and other intangible assets (mainly from the acquisition of Morton ASP in 1997). Since this fixed amount does not increase as long as growth in revenues is generated organically, we could grow our sales and earnings at a higher rate than capital employed.
  Furthermore, we do not presently foresee any major acquisitions.

Returning Funds
In summary, Autoliv has the potential to generate strong free cash flow for its shareholders. At the end of 2003, we had bought back 8.1 million shares for $176 million (at an average cost of $21.66). In addition, we have raised the quarterly dividend by 82% in three steps during the last 14 months.
  We are continously evaluating the best ways to compensate shareholders. For this evaluation, the Board uses internal forecasts, external advice from an investment banker as well as analysts' target prices for the Autoliv stock. In addition, the Board takes tax effects into account to make sure that funds are returned to shareholders in the most efficient way, thereby creating the highest possible shareholder value out of all available market and business conditions.

Market By Product Since 1993, the global safety systems market has grown by 9% per year, on average, to over $14 billion. In 2003, the growth was almost 12% when the strong Euro and Yen boosted growth by 8%. The market was primarily driven by side airbags and smart frontal airbags, which mainly drove the electronics segment. The stagnation in 2000 and 2001 reflects the weaker Euro and lower vehicle production. Market Growth Drivers Since 1993, new airbags and other new technologies have increased the safety- system supply value at an annual average rate of 6%. Currently, the value exceeds $245 per vehicle. The safety content in high-end vehicles is often twice as high as this average. The other growth driver for Autoliv's market - global light vehicle production - has increased at an average rate of less than 3% during the same period. Market By Company Autoliv accounts for one-third of the global automotive safety market. Takata and TRW account for nearly one-quarter each, and Key Automotive for less than 10% of the market. Autoliv's competitive edge is technological leadership, superior global presence and system capabilities with in-house expertise in all key competence areas. Takata is a Japanese family-owned company. TRW Automotive is an American company that was acquired in 2003 by the Blackstone equity fund. In 2004, TRW made a public offering and its shares were re-listed. Key Automotive entered the safety market in 2002 by acquiring the American company Breed. The owner of Key Automotive is the Carlyle equity fund.

Research & Development - A Key to our Leadership Position

Autoliv has accounted for virtually all of the major technological breakthroughs in our industry over the last twenty years. This has contributed to establishing Autoliv as the industry's global sales leader. Now the pursuit of new cost-efficient safety technologies promises to secure Autoliv's leadership position and superior profitability.

  Autoliv's research, development and customer application engineering (R,D&E) focuses both on inventing completely new technologies and on implementing further improvements and cost-savings in existing products.
  Despite the advent of airbags, safer vehicles and safer roads, there still remains a compelling need for improved automobile safety. According to estimates by the World Heath Organization, over one million people are killed in traffic accidents every year throughout the world. By 2020, twice as many will perish if nothing is done, and road traffic accidents will become the third leading cause of death - compared to the ninth position today.
  In addition to human suffering, traffic accidents cost societies hundreds of billions of dollars annually for care, rehabilitation and lost income.

Global Resources
To identify the types of traffic accidents to which we might apply Autoliv's safety expertise, we research accident databases (such as CCIS in the U.K, and NASS-CDS in the U.S). Our research and development also draws on Autoliv's internal tests and trials, as well as on the vast expertise that our specialists have gathered over many years. Autoliv's research is also conducted in consultation with the vehicle manufacturers and the Autoliv Technical Advisory Board, which consists of four world-leading professors in safety and biodynamics from Europe, Japan and North America.
  With 3,800 people in R,D&E and 20 crash tracks in nine countries, Autoliv has more technical resources in automotive safety than any competitor. We crash test hundreds of new vehicles every year, perform several thousand sled tests and do tens of thousands of crash simulations on computers. All of these tests give us unique insight into the way vehicles and car occupants behave during crashes, enabling us to develop new ideas for products and product improvements. It also enables us to become better advisors to our customers and to design better software for our electronic airbag controllers. Some of the crash tests are funded externally by vehicle manufacturers or other external customers.
  Corporate research is conducted by some 30 dedicated specialists at our Swedish Safety Center. Corporate development projects are assigned to Autoliv's leading tech centers in France, Germany, Japan, Sweden and the United States. Application engineering projects are completed locally in each major subsidiary.
  In total, Autoliv currently has more than 2,000 R,D&E projects. The vast majority of these projects (and associated costs) relate to application engineering on existing products based on supply contracts from customers. No single project accounts for more than 1% of Autoliv's total R,D&E spending.

Total Safety Concept
Our R,D&E stretches all the way from pre-crash projects to in-crash and post-crash projects.
  Post-crash systems include, for instance, "mayday systems" such as Autoliv's On-Call System, which automatically calls an emergency center after a crash. New in-crash systems are Autoliv's Pedestrian Protection Airbag (PPA) and our Active Hood, which deploys upward to provide a flexible surface when the pedestrian's head hits the vehicle hood.
  Pre-crash systems include Autoliv's Active Seat Belt, which pulls in a few inches of webbing when sensors indicate that a crash is likely. It also releases the webbing if the driver manages to avoid the impact.
  In addition to these projects and products in passive safety that are aimed at injury prevention, Autoliv is developing a series of active safety systems aimed at accident prevention. These systems intervene before the pre-crash phase when the crash is still potentially avoidable. In this area, which is relatively new to our industry, Autoliv is developing such systems as an infrared-based Night Vision System and a Pre-Crash Radar that could be used in combination with the Active Seat Belt and/or frontal airbags. Even if this pre-crash system gives just a few more milliseconds to inflate the airbags, it could open the possibility to make the airbags "softer" during deployment without compromising their protection capability.

Patents and Trademarks
The number of patent applications from Autoliv has increased by 50% over the past few years, partly as a result of a new policy to obtain stronger and broader patent protection. Patent applications increased in all product and component areas.
  Autoliv holds over 3,000 patents covering a large number of innovations, such as the Inflatable Curtain, rollover sensing, the one-piece-weaving technology for airbags, the buckle pretensioner principle, the seat-mounted thorax side airbag, the anti-whiplash seat principle and a vast number of other systems and technologies. The patents expire on varying dates through the year 2023. The expiration of any single patent is not expected to have any material adverse effect on Autoliv's financial position.
  Autoliv also holds some trademarks, but trademarks are typically not as important as patents in Autoliv's industry, since the products are not sold directly to consumers.

During 2003, total gross expenditures for R,D&E (research, development and customer application engineering) rose by 25% to $417 million, corresponding to 7.9% of sales. Since 1999, this R,D&E ratio has increased from 6.6% with a low of 6.4% in 2000.
  Of the 2003 amount, $112 million was related to customer-funded engineering projects and crash tests. Net of this income, Autoliv spent $305 million corresponding to 5.8% of sales. During the last five years, this net ratio has increased from 5.2% with a low of 4.8% in 2000.

R,D & E Projects - Exciting Project Portfolio

The introduction of seat belts and airbags has contributed significantly to a substantial reduction in traffic fatalities and injuries in Western countries over the past 30 years despite an increase in vehicles on the roads and more crashes. We are committed to driving this reduction even further by investing in R&D projects, both in passive and active safety systems.

Side-Support Airbag (SSA)
To provide additional protection in far-side collisions (i.e. the side opposite the occupant), Autoliv has designed a new airbag. It is mounted on the inner-side of the backrest and inflates to three liters at the height of the occupant's upper arm to hold the occupant in an upright position. This reduces significantly the risk that the occupant's head will hit the intruding car side, which can be fatal.
  The SSA can be combined with Autoliv's new 3+2-point seat belt system, which consists of a two-point belt running diagonally across the regular three-point belt.
  In severe frontal crashes, the additional belt could reduce the risk for life-threatening injuries by 30% compared to a regular three-point system.
  In far-side collisions, the two systems have - in laboratory tests - eliminated completely the risk of fatalities, and reduced the risk in rollovers by almost 100%, provided that the roof of the vehicle does not collapse.

Pre-Crash Dipping Nose
High-profile light-duty trucks, such as pick-ups and other Sport Utility Vehicles (SUVs), could be especially dangerous for occupants in passenger cars, because these vehicles hit the passenger car above the door sill and other parts of the car's energy-absorbing structure. As a consequence, the risk of fatality to an occupant in a passenger car is four times greater if the striking vehicle is a pick-up or a SUV rather than another passenger car.
  To address this problem, Autoliv is developing a Pre-Crash Dipping Nose that employs our Pre-Crash Radar to detect an inevitable crash three-tenths of a second before the crash. This short time is enough to release the air of the frontal suspension bellows in order to lower the SUV's front end by approximately 6 inches (15 centimeters) to make the vehicles geometrically compatible with each other. This does not affect the steering, braking or traction of the SUV.
  After the crash, the valves of the air suspension bellows are closed again and the SUV automatically resumes its original height in less than 20 seconds.
  The Pre-Crash Radar could also be used to trigger passive systems such as Autoliv's pre-pretensioning system the Active Seat Belt to mitigate the consequences of the crash.
  In addition, the radar has the potential to be used for active safety functions such as automatic triggering of brake-assistance systems or even emergency braking of the vehicle.

New Airbag and Seat Belt Her Royal Highness Crown Princess Victoria of Sweden listens intently to a description of Autoliv's new Side-Support Airbag (SSA) and new 3+2-point belt system during her visit to Autoliv's main facilities in Sweden in 2003. Pre-Crash Dipping Nose By using radar and controlling the suspension systems of high-profile vehicles, the front end of SUV's can be lowered to the level of a passenger car in the event of a crash, giving the occupants in the passenger car a four-times better chance of surviving. The SUV then automatically resumes its original height in less than 20 seconds.

Human Resources - Investing in People

Autoliv's Human Resources (HR) activities support the Company's overriding profitability target by making sure that Autoliv has enough skilled, talented and motivated people to maintain its growth momentum. For continued growth, it is also necessary to provide a steady flow of new managers. HR also supports and develops Autoliv's global culture.

  We invest in people. We offer our associates a wide range of training and development programs, such as on-the-job training, job-rotation, courses and international assignments. We identify associates with high potential and offer them special leadership training and expatriate positions.
  Currently, we have identified 50 such key employees with significantly high potential. The list is continuously expanded as the identification process proceeds. This reflects our new target, established in 2003, that 70% of all newly appointed managers in the future should be internal candidates. In 2003, we also decided to double the average time invested in employee training programs from the current four to eight days.

The Autoliv Culture
To take full advantage of Autoliv's superior global reach, we strive for a profit-oriented, team-building, global culture. Therefore in 2002, we established in writing the vision and mission that unite and lead us all in Autoliv (see www. autoliv.com under "Social Responsibilities"). We also agreed upon six core values (see page 2) and ten leadership behaviors that set the standard for Autoliv's managers and leaders worldwide. During 2003, we have incorporated these core values and standards throughout Autoliv's global organization. Additionally, a new global leadership-training program has been introduced based on these core values and leadership behaviors.
  In 2003, we also replaced our traditional country-based organization and introduced a new organization based on regions and global product areas to strengthen global cooperation within Autoliv.
  For this reason, we have also changed the bonus structure for many key employees, basing their annual bonuses - partly or entirely - on Autoliv's corporate performance instead of solely on earnings in their local Autoliv branch.
  The increasing number of international assignments also contributes to more global cooperation. These assignments have tripled and are targeted to reach 200 annually in two years.

Social Policy
We have a social policy as part of Autoliv's Code of Business Conduct and Ethics that draws on the principles of the United Nations' "Global Compact" and the Global Sullivan "Principles of Social Responsibilities."
  This code can be found at Autoliv´s website www.autoliv.com under "Governance".

Employee Facts
Of the total headcount of 37,000 at the end of 2003, 65% were direct workers and another 20% were other employees in manufacturing. Just over 10% were employed in R,D&E, while just under 5% worked in Sales and Administration.
  Of the headcount, 13% are temporary hourly workers and 87% fixed employees. Nearly 50% of the headcount are women.
  Work hours lost due to employee illness totaled 2.5% in North America, compared to over 6% in Europe. The differencies are primarily due to the public health care compensation systems. Health & Safety Programs in the plants adress this issue. The turnover rate among employees is less than 5%, in line with Autoliv's target.

LEADERSHIP BEHAVIORS
  Grow People
  Exhibit Integrity
  Promote Teamwork
  Encourage Innovation
  Be Results-Oriented
  Provide Clarity & Direction
  Support Diversity
  Demonstrate Accountability
  Support Global Strategies
  Create Enthusiasm

Productivity Improvement During the past five years, value added per employee has increased to nearly $68,600 from $63,300 in 1999. The increase is due to productivity improvements but also, in 2003, due to the stronger Euro and Yen. The decline in 2001 and 2002 reflects currency effects and lower vehicle production. Total Autoliv headcount (employees incl. temporary, hourly workers) has increased to 37,000 from 29,900 in 1999. Headcount by Region Autoliv maintains 50% of its headcount in Europe, where 82% of the headcount are in high-labor-cost countries (HLCC) and 18% in low-labor-cost countries (LLCC). Headcount in North America represents 29% of total headcount, and headcount in Asia and other countries 21%. Of the headcount in North America, 66% are in HLCC and 34% in LLCC (Mexico). In the Rest of the World (RoW), 41% of headcount is in HLCC (mainly Japan, Korea and Australia) and 59% in LLCC. The regional split of headcount could be compared with the corresponding split of sales, which is Europe over 50%, North America just under 30% and Rest of the World nearly 20%. Training Days The number of days invested in employee training has increased from 1.5 days on average in 2000 and 2001 to four days in 2003 and is expected to exceed five days in 2004.

Environment - Focusing on the Essentials

The main purpose of Autoliv's environmental management is to fulfill all legal and customer requirements. Environmental management also contributes to Autoliv's profitability by reducing material use. Recyclable products with minimal environmental impact also help drive sales and revenues.

  The most essential contributions our company can make in environmental management are:
  to reduce product weight
  to improve capability to recycle products and
  to control Autoliv's facilities.

Weight Reduction

All companies in the automotive industry are under strong pressure to reduce carbon dioxide emissions.
  For vehicle manufacturers, this means significant efforts to reduce gasoline consumption, not least by finding ways to reduce the weight of vehicles. Even small contributions are welcomed in these continuing efforts.
  This is one of the reasons we have made product material use a priority.
  In addition, reductions in material use lead to less environmental impact from steel works and other suppliers in the supply chain.
  It is this phase (i.e. material use prior to arriving at an Autoliv plant) that causes most of the environmental impact of our products - not our own manufacturing processes.
  In fact, the environmental impact of a typical Autoliv plant is - in relation to sales - not higher than the impact of a bank or an office, because most Autoliv facilities - unlike many typical plants - do only assembly work from pre-fabricated (mainly steel and plastics) components.

Recycling Capabilities
Although the European Parliament in 2000 adopted the directive End of Life of Vehicle ("ELV"), we started our program for recyclable products and elimination of hazardous materials many years ago.
  The new ELV-directive, which will be phased in between 2003 and 2015, requires 95% of the material in all new vehicle models to be recoverable. The directive also bans the use of hazardous substances and restricts the use of other substances of concern.
  To meet these requirements, the vehicle manufacturers have created one common database (IMDS) to which all automotive suppliers report all substances in their products. We have had such a database for many years, which now enables us to make leading contributions to the new industry- wide database.
  We are committed to maintaining that lead by continuing to optimize the design and recyclability of our products and improving our manufacturing processes. The ELV requirements will also be applied to our operations outside Europe.

Our Facilities
Every Autoliv facility has an environmental management system, and most facilities are certified according to the international environmental management standard ISO-14001. At the end of 2003, our environmentally-certified plants accounted for 95% of Autoliv's revenues.
  As part of the environmental management systems, each plant measures and monitors all relevant environmental factors, such as energy and water consumption, and emissions of various kinds, as well as the use of chemicals, freight and packaging materials and staff training.
  For instance, to reduce freight and packaging materials, Autoliv has introduced foldable, reusable shipping boxes to minimize the space needed for returning boxes for reuse.
  Recently, we implemented a cross-dock, logistical system in the United States. Using this system, trucks are loaded in the Midwest with components before returning to the Autoliv plants in Utah, after having delivered Autoliv's products to that region's vehicle plants.

Customers and Suppliers
Autoliv works closely with its suppliers on environmental matters and expects them to have environmental policies and management systems that are based on the principles that are laid down in the Autoliv Environmental Policy (see www. autoliv.com under "Social-Responsibilities").
  Autoliv actively supports its customers in their environmental programs. Autoliv is, for instance, represented in the Ford Supplier Environmental Forum together with ten other leading Ford suppliers which have a track record of being in the forefront of environmental management.

Redesign of Airbag One of the most efficient ways to improve the environment is to redesign products. Autoliv's passenger airbag in 1998 (below left) weighed 3.3 kg. The current generation launched in 2002 (below right) weighs less than 2 kg and has fewer parts (which reduces assembly costs). This 40% savings in material reduces the impact that steel works and other suppliers in Autoliv's supply chain have on the environment. It also reduces vehicle emissions during the entire vehicle life. Environmental Certifications At the end of 2003, more than 65% of Autoliv's facilities had been certified according to ISO 14001, an international environmental management standard. These facilities accounted for approximately 95% of consolidated sales. The certification work began in 1997. The operations not yet certified are mainly companies that have been started or acquired recently.

Quality - A Key to Profitability

Lifesaving automotive products never get a second chance. They have to work flawlessly, even after many years in tough and varying environments. Continuous focus on quality is therefore key to maintaining Autoliv's competitive edge.

  To reach the excellent quality standards required for safety products, we have - for many years - applied a proactive, "zero defect" quality policy. This pursuit of excellence stretches all the way from the initial development of a new product to the disposal of the product after many years in a vehicle.
  To ensure that a new product is robust and has no hidden weaknesses that could appear after several years, we apply a stringent process called APDS (Autoliv Product Development System). It consists of four tollgates, wherein each development project is checked before it is allowed to proceed to the next step. All data is registered in a database that follows the product as it goes into production to create a complete file on each product.
  To drive global standardization, product improvements and cost savings, we have appointed a corporate design authority with global responsibility for each product group. In this way, quality is assured - and improved - whenever a product is modified.

Supply-Base Management
We have developed a base of some of the best suppliers in the industry. This supplier selection and development process is continuously becoming more competitive since lower cost and further quality improvements are expected in our supplier consolidation program. This consolidation program calls for a reduction from over 2,000 Autoliv suppliers to less than 500 within the next few years.
  To support this selection process, we rate our suppliers, and the suppliers can continuously track their score in the rating system on the Autoliv Partner Portal on the web. On the portal, the suppliers can also track orders and production forecasts.
  We require suppliers to be certified according to QS 9000 or ISO/TS16949.

Internal Quality
All of Autoliv's own facilities are certified to QS 9000, a special automotive quality standard. In addition, over 50% of the Autoliv plants together representing 85% of sales are also certified to the new ISO/TS 16949, which was adopted in 1999. The target is to have virtually all plants certified to the new ISO/TS edition before the end of 2004.
  In manufacturing, Autoliv's "zero defect policy" means that no defective materials should enter production lines and no nonconforming intermediate products or finished products should be passed to the next stage. Weight sensors, cameras, X-ray systems and other checkpoints for error detection are therefore installed at critical stations throughout the manufacturing process.
  In addition, we have a global "Lessons Learned Database" to share experiences and spread best practices among all Autoliv plants. Intercompany quality audits also contributes to this process as our plants audit each other. Customer and other independent quality audits provide additional input.
  The performance of every Autoliv plant is published quarterly in an internal global database. Plants can then be benchmarked and work to continuously improve quality. Quality performance is measured in the number of non-conforming parts per million (ppm) produced. The requirement is to meet the customers' new tougher target of less than 10 ppm, which an increasing number of Autoliv plants already meet. Previously, some customers accepted 50 ppm.
  We use Kaizen, Six-Sigma and other tools for continuous quality improvements. All of our main facilities have Six-Sigma mentors who have been trained to employ various methods for finding root causes to complex problems and to take corrective action. Since the start in 2001, over 170 Six-Sigma projects have been completed, yielding significant quality improvements and cost reductions.

Customer Support
Our customers demand perfect products, flawless labels, comprehensive and correct documentation, clean and damage-free packaging, 100% on-time deliveries and smooth launching of new products. Vehicle manufacturers also require suppliers to be flexible in order to respond to variations in the demand for their increasing multitude of vehicle models.
  We also need to be able to respond to design and process changes in connection with model shifts without halting shipments. Autoliv has therefore developed quality, responsiveness and delivery precision as competitive tools.
  To strengthen our already strong position and further improve quality and service to customers, we have appointed "Customer Quality Windows." Each C.Q.W. specializes in a particular customer's individual quality requirements and is dedicated to ensure that the customer's requirements are met.
  To meet our customers' continuously tougher requirements, we have implemented five new global key initiatives during 2003, including verifying process controls, standardizing work, error-proofing, change control and enhancing control of purchased components.
  In this way, our comprehensive quality management not only ensures that our products meet customer specifications and legal requirements, but also contributes to Autoliv's profitability by servicing customers, promoting sales and continuously reducing costs.

Quality Certifications At the end of 2003, 55% of Autoliv's facilities were certified to the new automotive standard ISO/TS-16949. Combined sales of these companies represents 85% of consolidated sales. In 2004, virtually all plants (together representing 95% of sales) are expected to have this certification.

Management's Discussion and Analysis

TRENDS AND RISKS ANALYSIS

Key Financial Data

Years ended December 31, (Dollars in millions)	2003		2002		2001

Sales of airbag products (incl. steering wheels)	$3,608	68%	$3,160	71%	$2,817	71%
Sales of seat belts (incl. seat components)	1,693	32%	1,283	29%	1,174	29%
Total sales	$5,301	100%	$4,443	100%	$3,991	100%

Years ended December 31, (Dollars in millions)	2003	20021)	20011)	20011)2)

Gross profit	$1,003	$803	$663	$663
Gross margin	18.9%	18.1%	16.6%	16.6%
Operating income	$427	$323	$182	$233
Operating margin	8.1%	7.3%	4.5%	5.8%
Net income	$268	$176	$53	$105
Net margin	5.1%	3.9%	1.3%	2.6%
Earnings per share	$2.81	$1.79	$.54	$1.07
Return on equity	12%	9%	3%	6%

1)As more fully described in note 20 to the Consolidated Financial Statements, the Company has restated the 2002 and 2001 financial statements.
2) Adjusted to show the effects of FAS-142 "Goodwill and Other Intangible Assets", as if the non-amortization of goodwill provisions had been applied in 2001.

Overview

Autoliv, Inc. (the "Company") provides advanced technology products for the automotive market. Airbag modules, seat belts and inflators for airbags are supplied to all major European, U.S. and Asian automobile manufacturers.
  Seat belts and airbags are considered integrated safety systems that function together under common electronic control systems for the protection of occupants in motor vehicles.
  The Company manufactures its products in several countries and, for the most part, sells the products in those countries or other countries in the same geographic region.
  Although the Company has no customer accounting for more than 24% of sales (See Note 18 to the Consolidated Financial Statements included herein) and no single contract accounting for more than 4% of sales, the Company is dependent on a relatively small number of customers with strong purchasing power.
  The loss of all of the business of a single customer could have a material adverse effect on the Company. In addition, a significant disruption in the industry, a significant decline in demand or pricing or a dramatic change in technology could have a material adverse effect.
  The Company carries product liability and product recall insurance with limits that management believes are sufficient to cover the risks. Such insurance may not always be available in appropriate amounts and a substantial recall, or liability in excess of coverage levels, could also have a material adverse effect on the Company.
  A number of trends have influenced Autoliv's operations in the years 2001, 2002 and 2003. The most significant have been the changes in light vehicle production along with changes in vehicle model and customer mix, the growing safety content per vehicle, raw materials and components costs, pricing pressure from customers, and foreign exchange rates, especially between the U.S. dollar and the Euro.
  The level of interest rates, activity in the Company's share repurchase program and increases in the rate of dividend payments have also had an impact on the cost of financing the Company's operations.
  From their low point in 2001 there has been a turnaround in the Company's results. Since 2001, the impact of the various factors influencing the Company's reported results has been steadily increasing margins and cash generation.

Light Vehicle Production

The level of light vehicle production is an important factor influencing Autoliv's business. Historically, it has been light vehicle production in the Triad (i.e. Europe, North America and Japan) that has been most significant. In these markets, light vehicle production has declined in recent years. However, light vehicle production is increasing rapidly in the rest of Asia. The Company, having positioned itself to benefit from these emerging markets through both consolidated subsidiaries and joint ventures, is already benefiting from the growth in this region.
  The level of light vehicle production is influenced by global economic activity, with variations in regional activity being especially important. In the short-term, production levels can be somewhat erratic within regions and over the course of a year. Although broadly speaking the Company's sales are positively correlated to light vehicle production, vehicle model and customer mix is more important.
  Since roughly one-third of the Company's costs are relatively fixed, should there be a dramatic reduction in the level of production of vehicles supplied by the Company in any of its major markets, there would be a short-term negative impact on margins. The Company's initial response would be to reduce the number of temporary employees and to reduce its component purchases.
  However, it would take considerable time to reduce the level of permanent employees, and to reduce fixed production capacity.

Safety Content per Vehicle

The most important long-term trend is that Autoliv's market continues to be driven by the growing safety content per vehicle. This enables Autoliv to increase its sales above the 2% long-term growth rate of global light vehicle production.
  A specific major driver of this trend is the Inflatable Curtain for side-impact and rollover protection. The market for this airbag is expected to grow to approximately 30 million in annual unit sales by 2005, from less than 10 million in 2001.

Consolidation and Restructuring

The Company had experienced sustained growth, both organic and acquisition driven, for several years, but following a drop in vehicle production in the major markets that started in late 2000, the Company entered a consolidation phase.
  Since late 2000, the Company has been more active in restructuring to reduce costs, has increased focus on control of working capital and has reduced levels of capital expenditure.
  At the same time, the Company has continued to make strategic acquisitions and has disposed of certain small, non-core component manufacturing operations. Acquisitions, however, have been at a fairly modest level. Furthermore, the Company has continued to invest in the development of new products and in capacity to support growth.

Component Costs
The Company, at each stage of production, relies on internal or external suppliers in order to meet its delivery commitments. The Company may be dependent, in certain instances, on a single supplier for certain components.
  In addition, the Company's customers, in many cases, require that the Company's suppliers are qualified and approved by them. Disruptions in the supply chain could lead to extra costs in order to meet delivery commitments.
  The cost of materials is approximately 50% of sales. Direct materials are comprised of approximately 25% raw materials and 75% value added by the supply chain. Changes in raw material prices typically feed through in six to twelve months. Approximately 35% of the raw materials cost is based on steel prices, 30% on oil prices (i.e. nylon polyester and engineering plastics) and 15% on circuit boards and other electronic components. The remaining raw materials costs are based primarily on aluminum, magnesium and copper prices.
  Prices of materials fluctuate and are influenced by regional economic conditions and currency fluctuations. The Company´s strategy is to offset price pressure on costs of materials by taking an increasingly global approach and by taking actions such as consolidating volumes to fewer suppliers and moving components sources from high to low-cost countries.

Pricing Pressure
Pricing pressure from customers is an inherent part of the automotive components business. The extent of reductions varies from year-to-year, and is increasingly taking the form of reductions in reimbursements for engineering work rather than direct sales price reductions. In response, the Company is continuously engaged in efforts to reduce costs, including shifting production to low-labor-cost countries, product redesigns, product standardization, efficiencies from global purchasing activities and improvements in manufacturing productivity. The Company also works to give customers added value by developing new products and through its world-class engineering organization and test facilities.
  The Company's various cost-reduction programs are, to a considerable extent, interrelated. This interrelationship makes it extremely difficult to isolate the impact of any single program on costs and management does not generally attempt to do so. Instead, management monitors key measures such as costs as a percentage of sales, margins and geographical employee mix.

Foreign Exchange Rates
The Euro is the largest currency to which the Company is exposed and net sales denominated in Euros comprised around half of 2003 sales. Approximately one-third of net sales were denominated in U.S. dollars. The second quarter of 2002 reflected a major reversal in the U.S. dollar/Euro exchange rate trend. For the first time in many years, reported sales were increased by currency effects. This also affected equity as the stronger Euro began to generate positive Cumulative Translation Adjustments ("CTA").
  Since the spring of 2002, the dollar has weakened by around 40% against the Euro. Since the beginning of 2002, CTA has added $228 million to the Company's reported equity.

Interest Costs
Interest rates peaked in late 2000 and, in the past three years, have more or less continuously trended downwards. Autoliv benefited, but only partially, from this trend, having locked in fixed rates on a portion of its borrowings in accordance with Corporate policy.
  Autoliv's weighted average funding cost peaked at 6.2% in December 2000, dropped to 4.9% at the end of 2002 and was 4.5% at December 31, 2003.

Share Buy-backs and Dividends
In order to increase shareholder value and to return funds to shareholders the Company initiated a share repurchase program in 2000. In addition, between December 2002 and February 2004, the Company has raised the quarterly dividend three times by a total of 82%.

SELECTED DATA IN SEK

	2003	2002 1)	Change 2003/2002	20011)	Change 2002/2001

Net sales (million)	42,936	43,279	(1)%	41,187	5%
Income before income taxes (million)	3,216	2,719	18%	1,286	111%
Net income(million)	2,174	1,709	27%	547	212%
Earnings per share	22.76	17.43	31%	5.57	213%

(Average exchange rates: 1$ = SEK 8,10 for 2003, 1$ = SEK 9,74 for 2002, 1$ = SEK 10,32 for 2001) 1) Restated. For further details see Note 20.

Exchange Rates for Key Currencies vs. U.S. dollar

	2003 Average	2003 Year end	2002 Average	2002 Year end	2001 Average	2001 Year end

EUR	1.127	1.250	0.941	1.042	0.896	0.883
AUD	0.648	0.747	0.542	0.564	0.518	0.509
GBP	1.631	1.775	1.498	1.603	1.441	1.451
SEK	0.123	0.137	0.103	0.113	0.097	0.094
JPY/1000	8.620	9.347	7.972	8.380	8.238	7.617

ITEMS AFFECTING COMPARABILITY

One-time License Revenue
Operating income in the fourth quarter of 2003 was increased by license revenue of $31 million. The license revenue was included in other income and is a result of the fact that Autoliv's wholly-owned subsidiary OEA, Inc. received a one-time consideration for past and future use of certain initiator and inflator technologies.
  Due to the availability of tax credits in the U.S., the license revenue increased Net income by $26 million.

Goodwill Amortization
Effective January 1, 2002, the Company adopted Financial Accounting Standards Board ("FASB") Statement on Financial Accounting Standards ("FAS")-142 "Goodwill and Other Intangible Assets".
  The application of FAS-142 resulted in a reduction of approximately $50 million of annual amortization of goodwill. The provisions of FAS-142 do not permit restatement in the primary financial statements of periods prior to January 2002. Had FAS-142 been applied in prior periods, goodwill amortization would have been lower by $52 million in 2001.

Unusual Items
During October 2001, a restructuring package was introduced to improve profitability and offset the effects of an expected downturn in light vehicle production. The costs and provisions for this package, totaling $65 million, were charged to the third quarter 2001 results and are referred to in this report as "Unusual Items". The Unusual Items included provisions for contractual, warranty and liability issues totaling approximately $29 million. Of the total, approximately $7 million related to contractual, $10 million to warranty and $12 million to liability issues.
  The restructuring package mainly included restructuring costs and asset write-offs of the Seat Sub-System division, severance costs related to the U.S. and the Swedish textile operations and additional costs incurred for the partial integration of a former OEA plant into the main U.S. inflator operations. These restructuring activities accelerated the Company's efforts to reduce costs by shifting production to low-labor-cost countries and improve manufacturing productivity by consolidating manufacturing activities. See Note 10 to the Consolidated Financial Statements included herein for information related to the Unusual Item, including a roll-forward of balance sheet reserves.

Non-GAAP Measures
Some of the discussions below refer to non-GAAP measures. Management believes that these non-GAAP measures may assist investors in analyzing trends in the Company's business. Certain other non-GAAP measures discussed below are required by Autoliv creditors. Investors should consider these non-GAAP measures in addition to, rather than as a substitute for financial reporting measures prepared in accordance with U.S. GAAP.

Restatement
The Company has reviewed the historical accounting for one of its insurance arrangements covering potential recalls. Management determined that, based on the existing contractual terms, it was more appropriate to account for the insurance arrangement under the deposit method of accounting rather than as a traditional insurance contract.
  After discussions with the accounting staff of the Securities and Exchange Commission, the Company has concluded that the most appropriate manner to correct this accounting is to restate 2001 and 2002 annual financial statements and 2001, 2002 and 2003 quarterly operating results. See Note 19 to the Consolidated Financial Statements included herein.
  The positive cumulative net effect totaling $13.2 million of applying the deposit method of accounting on a retroactive basis, has been recorded as an adjustment of beginning 2001 retained earnings. See Note 20 to the Consolidated Financial Statements included herein and the Consolidated Statements of Shareholders' Equity for further information.

Debt related Derivatives
The Company has as from the third quarter 2003, reclassified the fair market value adjustments associated with debt related derivatives from the debt caption. See Financial Instruments section of Note 1 to the Consolidated Financial Statements included herein for further details.

OUTLOOK FOR 2004

During the first quarter of 2004, light vehicle production in the Triad is expected to be almost flat with a small decline in Europe. Currency effects are expected to add 11% to revenues (provided that the mid-January exchange rates prevail), and acquisitions another 3%. Based on these assumptions, sales would grow in the region of 15% in the first quarter, a level which Autoliv expects to exceed slightly.
  Mainly due to the expected sales performance and Autoliv's continued cost-savings program, the Company expects its operating margin in the first quarter this year to slightly exceed the level recorded in the first quarter of 2003.
  The Company expects Autoliv's effective tax rate to be approximately 32% with the potential of being somewhat lower in 2004.
  However, the U.S. Congress is continuing to assess alternatives for a replacement of the controversial U.S. Extraterritorial Income ("ETI") regime and is expected to enact legislation in 2004. If ETI is repealed and replacement legislation is not enacted, the annual effect on the Company's effective rate would be an increase of between one and two percentage points.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES
LITIGATION REFORM ACT OF 1995

Statements in this report that are not statements of historical fact may be forward-looking statements, which involve risks and uncertainties, including - but not limited to - the economic outlook for the Company's markets, fluctuation of foreign currencies, fluctuation in vehicle production schedules for which the company is a supplier, continued uncertainty in program awards and performance, the financial results of companies in which Autoliv has made technology investments, and other factors discussed in Autoliv's filings with the Securities and Exchange Commission.

YEAR ENDED DECEMBER 31, 2003 VERSUS YEAR ENDED DECEMBER 31, 2002 Net sales

Components of net sales increase in 2003	Airbag products	Seat belt products	Total

Organic sales growth	3%	8%	5%
Impact of acquisitions	1%	9%	3%
Effect of exchange rates	10%	15%	11%
Reported net sales increase	14%	32%	19%

Net Sales
Net sales for 2003 increased by 19%. In reported dollars, the increase was $857 million. The weakening of the U.S. dollar increased reported sales by approximately 11%. Acquisitions made during 2002 and 2003 added incremental sales of $165 million or just over 3%.
  Organic sales increased by slightly under 5%. At the same time, production of light vehicles in the Triad is estimated to have declined by about 2%. Organic sales increased in every quarter compared to the corresponding quarter in 2002. Organic sales grew by 5% in the first quarter, 2% in the second and third quarters and then accelerated to 9% in the fourth quarter. A 3% organic increase in sales of airbag products was principally due to the continuing rollout of Autoliv's Inflatable Curtain, as well as gains in market share in steering wheels and electronics in Europe and North America. An 8% organic growth in sales of seat belt products was primarily due to continued gains in market share, especially in Europe and Korea. The market share gains in Europe were mainly due to a favorable sales mix.
  Sales in North America declined by 3%, while acquisitions added 2% to revenues. Therefore, organic sales decreased by 5% compared to a 3% decline in light vehicle production. Production by the "Big 3" (i.e. GM, Ford and Chrysler), which accounts for most of Autoliv's sales, decreased by 6%, while the North American production of the Asian and European manufacturers rose by 7%. Therefore, the customer mix was unfavorable. Organic sales of airbag products decreased by 6%, partly as a result of the continued phase-out of low-margin inflators. Organic sales of seat belt products increased by 3%. Organic sales of seat belts declined in 2002 due to contracts having expired during the autumn. However, these contracts were replaced by new seat belt orders, starting in 2003.
  Sales in Europe rose by 26%. Organic growth added 6% compared to a 2% decline in European light vehicle production. Currency effects added 19% and acquisitions 1%. Autoliv's market share gains were mainly driven by a favorable vehicle mix.
  Sales growth in the rest of the world, led by Japan (where light vehicle production was flat) and Korea, accelerated throughout the year. Organic sales from companies in these countries rose by 32%. Currency effects increased reported sales by 10%. Strong demand for the Inflatable Curtain was the biggest growth driver. The acquisition of NSK in April 2003 increased reported sales in this region by 26%.

Gross Margin
The pressure on sales prices continued, but was more than offset by higher volumes and the beneficial effect of ongoing cost reduction programs which reduced per unit product costs. The gross margin improved in 2003 to 18.9% from 18.1%. The cost reduction programs include the shifting of production to low-labor-cost countries, product redesigns, product standardization, efficiencies from global purchasing activities and improvements in manufacturing productivity. Some of the productivity improvements are the result of the consolidation of production into fewer facilities.

Operating Income
Operating income was $427 million or 8.1% of sales. This compares with operating income of $323 million in 2002, which was 7.3% of sales. The operating margin was boosted in 2003 by 0.6% due to the $31 million one-time license revenue. Selling, General & Administrative expense ("SG&A")was 5.2% of sales in 2003 compared to 4.9% of sales in 2002. Amortization of intangibles, at 0.4% of sales, was unchanged. Research, Development & Engineering ("RD&E") increased to 5.8% of sales from 5.2% in 2002. RD&E is expected to continue to increase, as it is necessary to incur engineering expense to support the growth of order intake. It is also expected that the level of customer reinbursements for engineering work will decrease. These reductions will be partially offset by piece price amortization in sale prices.
  Other income (expense), net was approximately $24 million of income, or 0.4% of sales, compared to approximately $12 million of expense, or 0.3% of sales, in 2002. The one-time license revenue of $31 million was partially offset by expenses of $7 million, primarily due to provisions for contractual issues.
  The expense in 2002 was principally related to severance costs associated with plant consolidations.

Interest Expense, Net
Interest expense, net was $44 million compared to $49 million in 2002. Net debt at December 31, 2003, decreased by $79 million to $785 million from $864 million at December 31, 2002. Average net debt decreased by $67 million during 2003. Strong cash flows from the Company´s operations reduced borrowing requirements. This cash generation was partially offset by higher spending on capital expenditures, acquisitions and the cost of the Company's share repurchase program. The weighted average interest rate, net was 5.0% compared to 5.2% in 2002. Lower interest rates, therefore, along with the lower borrowing requirement contributed to the reduction in interest expense, net.

Income Taxes
The effective tax rate was 30.3% versus 33% in 2002. The decrease in the effective tax rate is primarily the result of a reduced level of losses being generated without any tax benefit, recognition of tax benefits associated with prior years' losses and of tax credits available in the U.S. These benefits were partially offset by increases in reserves for taxes that may become payable in future years as a result of tax audits.

Net Income and Earnings per Share
As a result of the higher operating profit and the lower interest cost, net income was $268 million compared to $176 million in 2002. Net income as a percentage of sales increased to 5.1% from 3.9% in 2002. Earnings per share were $2.81 compared to $1.79 during 2002. The one-time license revenue added 0.5% to the net margin and contributed 27 cents to earnings per share. Currency effects (including both translation and transaction effects) added 19 cents to per share earnings. The Company's share repurchase program improved earnings per share by seven cents. The reduction in the effective tax rate improved earnings per share by 11 cents.

YEAR ENDED DECEMBER 31, 2002 VERSUS YEAR ENDED DECEMBER 31, 2001 Net sales

Components of net sales increase in 2002	Airbag products	Seat belt products	Total

Organic sales growth	6%	7%	6%
Impact of acquisitions, net of divestitures	4%	0%	3%
Effect of exchange rates	2%	2%	2%
Reported net sales increase	12%	9%	11%

Net Sales
Net sales for 2002 increased by 11%. In reported dollars, the increase was $452 million. The weakening of the U.S. dollar increased reported sales by approximately 2%. Acquisitions made during 2002 added incremental sales of $122 million or 3%. Virtually all of the impact from acquisitions was generated by the acquisition of Visteon Restraint Electronics ("VRE") on April 1, 2002. The effect of the acquisitions was entirely in the airbag products group. The disposition of non-core operations reduced sales by $3 million. Consequently, organic sales increased by approximately 6%, while production of light vehicles in the Triad is estimated to have increased by just over 2%. After an organic sales decrease in the first quarter of 1%, organic sales grew by 7% in the second and third quarters and then accelerated to 12% in the fourth quarter.
  The 6% organic increase in sales of airbag products was principally due to the continuing roll-out of new products, such as side-impact airbags (including Autoliv's Inflatable Curtain), as well as gains in market share in steering wheels in Europe and North America.
  The 7% organic growth in sales of seat belt products was primarily due to continued gains in market share, especially in Europe and Korea. The market share gains in Europe were mainly due to a favorable sales mix.
  Sales in North America grew by 8% compared to a 6% increase in North American light vehicle production. Production of light trucks rose by 10%, while the production of passenger cars increased by only 1%. Historically, Autoliv has had a higher percent of its North American sales in the passenger car segment. Autoliv has been improving its position and, following the acquisition of VRE, the two vehicle segments are equally important for Autoliv. VRE added 6% to revenues and organic sales grew by 2%. Organic sales of airbag products increased by 4%, while seat belt sales dropped by 5% as a result of contracts having expired during the autumn of 2002. However, these contracts started to be replaced during 2003 by new orders.
  Sales in Europe rose by 11%. Organic growth added 4%, currency effects 5% and the VRE acquisition 2%. The organic growth could be compared with the 2% decline in the region's light vehicle production. Autoliv's market share gains were mainly driven by program launches and a favorable vehicle mix.
  Sales growth in the rest of the world, led by Japan (where light vehicle production increased by 4%) and Korea, accelerated throughout the year. Organic sales from companies in these countries rose by 38%. Currency effects reduced reported sales by 3%. Strong demand for the Inflatable Curtain was the biggest growth driver, but the other product areas also outperformed the increase in light vehicle production.

Gross Margin
The pressure on sales prices continued, but was more than offset by higher volumes and the beneficial effect of ongoing cost reduction programs. The gross margin improved in 2002 to 18.1% from 16.6%. Excluding the Unusual Items, the gross margin was 17.8% in 2001. Of the improvement, 0.3 percentage points were due to costs that in 2002 are reported as RD&E or SG&A and not as Cost of sales as in 2001. For details of the cost reduction programs see above under "Gross margin" in the 2003 vs. 2002 discussion.

Operating Income
Operating income was $323 million or 7.3% of sales compared with reported operating income of $182 million in 2001, which was 4.5% of sales. However, after adjusting for goodwill amortization and the Unusual Items, the operating income in 2001 would have been $298 million or 7.5% of sales. SG&A was 4.9% of sales in both years. On a comparable basis, Amortization of intangibles, at 0.4% of sales, was also unchanged. RD&E increased to 5.2% of sales from 5.0% in 2001. RD&E is expected to continue to increase, as it is necessary to incur engineering expense to support the growth of order intake. Orders, on average, go into production approximately three years after they are received.
  Other income (expense), net was approximately $12 million of expense, or 0.3% of sales, in 2002 compared to approximately $3 million of income, or 0.1% of sales, in 2001 excluding the Unusual Items. The expense in 2002 is principally related to severance costs associated with plant consolidations in the U.S. The income in 2001 was generated by a gain from the sale of a building, net of several small expense items.

Interest Expense, Net
Interest expense, net was $49 million compared to $60 million in 2001. Net debt at December 31, 2002, decreased by $159 million to $864 million from $1,023 million at December 31, 2001. Average net debt decreased by $92 million. A lower requirement for working capital contributed to a $243 million increase in cash provided by operations. Lower capital expenditure was more than offset by higher spending on acquisitions and the cost of the Company's share repurchase program. The weighted average interest rate, net was 5.2% compared to 5.8% in 2001. Lower interest rates, therefore, along with the lower borrowing requirement contributed to the reduction in interest expense, net.

Income Taxes
The effective tax rate was 33% versus 50.2% in 2001. Excluding the effect of goodwill amortization and Unusual Items in 2001, the effective rate was 33.5%.

Net Income and Earnings per Share
As a result of the higher operating profit and the lower interest cost, net income was $176 million compared to $53 million in 2001. Net income as a percentage of sales increased to 3.9% from 1.3% in 2001. Earnings per share were $1.79 compared to $.54 during 2001. Excluding goodwill amortization, earnings per share were $1.07 in 2001. The Unusual Items decreased earnings per share by 48 cents. Currency effects (including both translation and transaction effects) added two cents to per share earnings. The Company's share repurchase program improved earnings per share by less than one cent.

LIQUIDITY, RESOURCES AND FINANCIAL POSITION

Cash From Operations
For the foreseeable future, cash flow from operations, together with available financial resources, are expected to be adequate to fund Autoliv's anticipated working capital requirements, capital expenditures, acquisition program, share repurchase program and dividend payments.
  Cash provided by operating activities was $530 million in 2003, $509 million in 2002 and $266 million in 2001.
  Working capital requirements increased during 2003, mainly reflecting higher sales, acquisitions and foreign exchange rate effects. Working capital was $528 million (10.0% of sales) at December 31, 2003 compared to $385 million (8.7% of sales) at December 31, 2002. The Company has set a target that working capital should not exceed 10% of sales.
  Days receivables outstanding were 77 at December 31, 2003 compared to 78 at December 31, 2002. Days inventory outstanding were 31 at both December 31, 2003 and 2002.
  Of the $65 million total of Unusual Items recorded in the third quarter of 2001, approximately $24 million related to non-cash write-offs of assets (including goodwill) and approximately $39 million to provisions that did not have any immediate effect on cash-flow.
  By December 31, 2002, approximately $17 million in cash payments had been made against various accruals, and a further $3 million was paid in 2003, leaving approximately $19 million to be incurred. See Note 10 to the Consolidated Financial Statements included herein.

Capital Expenditures
Cash generated by operating activities continues to be more than adequate to cover capital expenditures. These expenditures, gross, for property, plant and equipment were $258 million in 2003, $228 million in 2002, and $248 million in 2001. Capital expenditures as a percentage of sales were 4.9% in 2003, 5.1% in 2002, and 6.2% in 2001.
  Capital expenditures including currency effects for 2004 are expected to range from $290 million to $320 million.
  Driven by demand for the Inflatable Curtain, major capital expenditures in 2003, 2002 and 2001 were made for additional manufacturing capacity.

Acquisitions
The Company has continued to make strategic acquisitions. Cash (net of cash acquired) paid for acquisitions was $29 million in 2003, $22 million in 2002, and $13 million in 2001. Goodwill of $15 million, $7 million and $9 million, respectively, was associated with these acquisitions. Prior to 2002, such goodwill was being amortized over 5 to 40 years.
  In 2003, the most significant transactions were the purchase of the remaining 17% of the Livbag operations and the acquisition of the remaining 60% interest in NSK's Asian seat belt operations in April. Both operations are now wholly-owned. The Company accounted for its initial 40% investment in the NSK operations under the equity method. Following the acquisition of the remaining 60%, these operations were then consolidated. The NSK operations had annual sales of approximately $150 million.
  In April 2002, the Company acquired the Restraint Electronics business of Visteon Corporation. The acquired operations had $150 million in annual sales.
  Effective January 1, 2001, the Company exercised its option to purchase, for approximately $12 million, an additional 17% of the Livbag inflator operations in France. This purchase increased the Company's ownership interest to 83%.
  In addition, throughout the three years ended December 31, 2003, the Company was involved in several other relatively small acquisition/disposition transactions. See Note 2 to the Consolidated Financial Statements included herein for additional details concerning these transactions.

Financing Activities
Cash generated after operating and investing activities was $253 million in 2003. Cash and cash equivalents decreased by $8 million. Cash used in financing activities was $273 million. The Company's net debt (i.e. short and long-term debt and debt related derivatives less cash and cash equivalents.) decreased by $79 million during 2003 to $785 million.
  The net-debt-to-capitalization ratio was 24% at December 31, 2003, compared to 29% at December 31, 2002.
  The weighted average interest rate on the $878 million of debt outstanding (including debt related derivatives) at December 31, 2003, was approximately 4.5%. See "Treasury Activities" below for details concerning the Company's credit facilities.

Income Taxes
The Company has reserves for taxes that may become payable in future periods as a result of tax audits. See Note 4 to the Consolidated Financial Statements included herein for additional information.
  At any given time, the Company is undergoing tax audits in several tax jurisdictions and covering multiple years. Ultimate outcomes are uncertain, but unfavorable outcomes could, in a future period, have a significant impact on the Company's cash flows.

Pension Arrangements
The Company has large non-contributory defined benefit pension plans covering most U.S. employees, although the Company has frozen participation in the Autoliv ASP, Inc., Pension Plan for all employees hired after December 31, 2003. See Note 17 to the Consolidated Financial Statements included herein for further information about retirement plans.
  The Company's balance sheet liability for its U.S. plans was $29.5 million at December 31, 2003. At December 31, 2003, the U.S. plans had an unrecognized net actuarial loss of $17.2 million. The amortization of this loss is expected to increase pension expense by $0.6 million per year over the ten year service lives of the plan participants estimated to remain.
  Pension expense associated with these plans was $15.0 million in 2003 and is expected to be around $15 million in 2004.
  The Company expects to contribute approximately $14 million to the plans in 2004 and is currently projecting a funding level of around $14 million in the years thereafter.

Dividend Payments
Autoliv pays regular quarterly dividends. The latest dividend declared (payable in the first quarter of 2004) is 15 cents per share. In the past year, the quarterly dividend was raised from 11 to 13 cents and then to 15 cents. The dividend of 13 cents was paid for the first time in March 2003. Total cash dividends of $51 million were paid in 2003 and $43 million were paid in 2002.

Equity
During 2003, equity increased by $342 million, partly due to a $147 million positive effect from translating local currencies into U.S. dollars. Net income contributed $268 million. Equity also increased by $15 million due to the change in the market value of cash flow hedges and by $10 million for the issuance of shares in connection with Autoliv's Stock Incentive Plan. Equity was reduced by repurchases of shares for $43 million and by the payment of dividends of $51 million.

Impact of Inflation
Inflation generally has not had a significant impact upon the Company's financial position or results of operations. Inflation is currently expected to remain low in all of the major countries in which the Company operates.

Personnel
Total headcount (employees plus temporary hourly workers) increased by approximately 2,800 during 2003 to 37,000. This 8% increase in headcount during the year could be compared with the production volume output for the major products that rose by 4% for airbags and 13% for seat belts.
  Of the headcount increase during the year, 1,700 was the result of acquisitions and 1,200 was concentrated in low-labor-cost countries. Headcount in high-labor-cost countries decreased by 100.
  Compensation paid to Directors and executive officers is reported, as for all public U.S. companies, in the Company's proxy statement which is distributed to the Company's shareholders.

Off-balance Sheet Arrangements
The Company does not have guarantees related to unconsolidated entities which have, or are reasonably likely to have, a material current or future effect on its financial position, results of operations or cash flows.

Significant Litigation
In December 2003, a U.S. Federal District Court awarded a supplier of Autoliv ASP, Inc. approximately $27 million plus interest in connection with a commercial dispute. Autoliv intends to appeal the verdict as soon as possible. While legal proceedings are subject to inherent uncertainty, Autoliv believes that it has valid grounds for appeal which would result in a new trial and that it is possible that the judgement could be eliminated or substantially altered. Consequently, in the opinion of the Company's management, it is not possible to determine the final outcome of this litigation at this time. It cannot be assured that the final outcome of this litigation will not result in a loss that will have to be recorded by the Company.

Contractual Obligations and Commitments
The table below is intended to give an overview of known contractual obligations, aggregated and including agreements or other contractual arrangements involving an external party (other than contingent liabilities arising from litigation, arbitration or regulatory actions).
  Contractual obligations include lease and purchase obligations that are enforceable and legally binding on the Company. Pensions and minority interests are not included in this table.

Long-term debt obligations:
For material contractual provisions, see Note 11 to the Consolidated Financial Statements included herein. Interest on debt and credit agreements relating to periods after December 31, 2003, are not included in the table.

Capital lease obligations:
These obligations are included in long-term debt obligations in this table and refer to property, plant and equipment in Europe.

Operating lease obligations:
The Company leases certain offices, manufacturing and research buildings, machinery, automobiles and data processing and other equipment. Such operating leases, some of which are non-cancelable and include renewals, expire at various dates through 2024. Also see Note 16 to the Consolidated Financial Statements included herein.

Unconditional Purchase Obligations:
There are no unconditional purchase obligations other than short-term obligations related to inventory, services, tooling and property, plant and equipment purchased in the ordinary course of business.
  The purchase agreements with suppliers entered into in the ordinary course of business do not generally include fixed quantities. Quantities and delivery dates are established in "call off plans" accessible electronically for all customers and suppliers involved. Communicated "call off plans" for production material from suppliers are normally reflected in equivalent commitments from Autoliv customers.

Current liabilities:
The table excludes total current liabilities of $1,366.9 million, which are reflected in the balance sheet.
  All employee obligations as a result of restructuring are reflected in Current liabilities and the major ones are disclosed in Note 10 to the Consolidated Financial Statements icluded herein.

Other non-current liabilities in the balance sheet:
These consist mainly of deferred tax liabilities, which are not included in this table. The remaining non-current liabilities reflected in this table consist mainly of non-pension post-retirement benefit obligations (see Note 17 to the Consolidated Financial Statements included herein.)
  The impact of revaluation to fair value of debt related derivatives is included in long-term debt-obligations in this table.

Aggregate Contractual Obligations
	Payments due by period
(Dollars in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-term debt obligations	$878.4	$151.2	$433.7	$250.3	$43.2
Operating lease obligations	89.1	18.0	22.7	13.0	35.4
Unconditional purchase obligations	-	-	-	-	-
Other non-current liabilities reflected on the Balance Sheet	26.6	-	3.0	2.0	21.6
Total	$994.1	$169.2	$459.4	$265.3	$100.2

TREASURY ACTIVITIES

Credit Facilities

Type of facility (Dollars in millions)	Amount of facility	Amount outstanding	Weighted average interest rate	Additional amount available

Revolving credit facility (matures 2008)	$570	-	n/a	$570
Revolving credit facility (364 days-November 2004)	280	-	n/a	280
U.S. commercial paper program	1,000	$194,5	1.2%	8061)
Swedish commercial paper program	606	0	n/a	6061)
Other short-term debt	416	113.6	1.9%	302
Eurobond (due 2006)	265	265.3	6.5%	-
Swedish medium-term-note program (due 2004-2010)	550	269.0	4.9%	281
Other long-term debt, including current portion (various maturities through 2015)	37	36.0	2.9%	1
Debt related derivatives 2)	n/a	117.2	n/a	-
Total	n/a	$995.6	n/a	n/a

1) Total outstanding commercial paper programs ("CP") should not exceed total undrawn revolving credit facilities ("RCF") according to the Company's financial policy.
2) Debt Related Derivatives, (DRD), i.e. the fair market value adjustments associated with hedging instruments as adjustments to the carrying value of the underlying debt.

Credit Facilities
During 2003, the Company refinanced its revolving credit facility ("RCF"). The Company now has an $850 million RCF syndicated among 16 banks. The facility is subject to financial covenants requiring the Company to maintain a certain level of debt to earnings and a certain interest coverage ratio. The Company was in compliance with these covenants at December 31, 2003. These covenants do not impair the ability of Autoliv to make regular dividend payments or to meet other expected cash commitments. For a detailed discussion of the Company's credit facilities and borrowings outstanding, see Note 11 to the Consolidated Financial Statements included herein.

Shares and Share Buy-backs
In May 2000, the Board of Directors authorized a Share Repurchase Program for up to 10 million of the Company's shares. In April 2003, the program was expanded by an additional 10 million shares. Purchases can be made from time to time as market and business conditions warrant, in open market, negotiated or block transactions.
   During 2003, the Company repurchased 2,052,600 shares at a cost of $43 million. During 2002, the Company repurchased 1,554,600 shares at a cost of $30 million. During 2000, the Company repurchased 4,542,438 shares at a cost of $103 million. There were no repurchases during 2001. The Company had not purchased any shares since May 2003, but resumed purchases in late February 2004. At December 31, 2003, 11.9 million shares remained under authorizations for repurchases. Since the inception of the program, through the end of 2003, 8.1 million shares have been repurchased at an average cost of $21.66. At December 31, 2003, there were 94.9 million shares outstanding, net of treasury shares. At December 31, 2002, there were 96.3 million shares outstanding, net of treasury shares.

FINANCIAL RISKS AND POLICIES
The Company is exposed to financial risks through its international operations and debt-financed activities. This financial risk is caused by variations in the Company's cash flows resulting from changes in foreign exchange rates and interest rate levels, as well as from refinancing and credit risks.
  Below follows a description of the Company's financial risks and its overall policy to manage them. The Board of Directors monitors compliance under the financial policy on an on-going basis. Autoliv is, in all material respect, compliant with its financial policy at year-end.
  The Company defines the financial risks as currency risk, interest rate risk, refinancing risk and credit risk. In order to reduce these risks and to take advantage of economies of scale, the Company has a central treasury function supporting operations and management. The Treasury Department handles external financial transactions and functions as the Company's in-house bank for its subsidiaries.

Currency Risk
Transaction Exposure
Transaction exposure arises because the cost of a product originates in one currency and the product is sold in another.
  The Company's gross transaction exposure is $760 million annually. Part of the flow has counter-flows in the same currency pair, which reduces the net exposure to $720 million per annum.
  In the four largest net exposures Autoliv sells EUR against SEK for the equivalent of $117 million, USD against MXN for $99 million, USD against CAD for $90 million and EUR against GBP for the equivalent of $61 million. Together these account for more than half of the Company's net exposure.
  Hedging these flows postpones the impact of fluctuations but it does not reduce the impact. In addition, the exposure only relates to 14% of sales and is spread over 38 different currency pairs. Autoliv has therefore changed its policy and has discontinued to hedge these flows with the last contracts maturing at the end of March 2004.
  These hedges reduced pre-tax income by $15 million in 2003 and by $2 million in 2002.

Currency Risk
Translation Exposure in the Income Statement
Another effect of exchange rate fluctuations arises when the income statements of the non-U.S. subsidiaries are translated into U.S. dollars. The Company's policy is not to hedge this type of translation exposure.
  Outside the U.S., the Company's most significant currency is the Euro. The Company has estimated that a one percent change in the value of the U.S. dollar versus the Euro has approximately a $30 million annual impact on reported U.S. dollar sales and approximately a three million dollar impact on operating income.

Currency Risk
Translation Exposure in the Balance Sheet
A translation exposure also arises when the balance sheets of non-U.S. subsidiaries are translated into U.S. dollars. The general policy of the Company is to finance major subsidiaries in the country's local currency. Consequently, changes in currency rates relating to funding have a small impact on the Company's income.

Net borrowings

	% of total	% of fixed interest	% of floating interest	Maturity of fixed rate part
December 31, 2003

USD	63	64	36	3 years
JPY	15	61	39	5 years
SEK	11	87	13	2 years
EUR	5	100	-	1 year
Other	6	-	100
	100	64	36

Given this interest rate profile, a 1% change in interest rates on the Company's floating rate debt would change net interest cost by approximately $3 million during the first year and by $4 million during the second year.

Interest Rate Risk
Interest rate risk is the risk that interest rate changes will affect the Company's borrowing costs.
  Autoliv's policy is that, a 1% interest increase in floating rates should not increase the annual net interest expense by more than $5 million in the following year and not more than $10 million in the second year.
  The fixed rate debt is achieved both by issuing fixed rate notes and through interest rate swaps. The table above shows the maturity and composition of the Company's net borrowings at year end.

Refinancing Risk
Refinancing risk or borrowing risk refers to the risk that it could become difficult to refinance outstanding debt.
  In order to protect against this risk, the Company has a syndicated revolving credit facility with a group of banks which backs its short-term commercial paper programs. The committed facility of $850 million has a $570 million long-term portion, which matures in March 2008, and a $280 million 364-day facility, which may - but is not guaranteed - to be renewed each March.
  The Company's policy is that total net debt shall be issued or covered by long-term facilities with an average maturity of at least three years with a target maturity of four years.
  At December 31, 2003, net debt was $785 million and total available long-term facilities were $1,100 million with an average life of 3.5 years.

Credit Risk
Credit risk is the risk of a counterparty being unable to fulfill an agreed obligation. In the Company's financial operations, this risk arises in connection with the investment of liquid assets and when entering into forward exchange agreements, swap contracts or other financial instruments.
  In order to reduce credit risk, deposits and financial instruments can only be entered into with a limited number of banks and in limited amounts, as approved by the Company's Board. The policy of the Company is to work with banks that have a high credit rating and that participate in the Company's financing.

Debt Limitation Policy
In order to manage the inherent risks and cyclicality in Autoliv's business, the Company maintains a relatively conservative gearing. At the same time, it is important to have a capital structure, which is optimal for the shareholders.
  Autoliv's policy is to always maintain a net debt that is significantly below 3 times the EBITDA, (Earnings before Interest, Taxes, Depreciation and Amortization) and an interest coverage ratio significantly above 2.75 times.
  At the end of 2003, these ratios were 1.2 and 10.2, respectively. The tables below reconcile these two non-GAAP measures to GAAP measures. The thresholds in the financial policy are set to coincide with the financial covenants in the Company's revolving credit facility.
  In addition, it is the objective of Autoliv to maintain its current long-term credit rating from Standard and Poor's of BBB+.

FINANCIAL COVENANTS CALCULATIONS

Interest Coverage Ratio
Full Year 2003

Operating income	$426.8
Amortization of intangibles (incl. impairment write offs)	21.1
Operating profit per covenant	$447.9

Interest expense net 1)	$43.8

Interest coverage ratio:	10.2

Net Debt to EBITA Ratio
December 31, 2003

Net debt 2)	$784.7
Pension liabilities	64.5
Net debt per covenant	$849.2

Income before income taxes	397.0
Plus: Interest expense net 1)	43.8
Depreciation	257.7
Amortization of intangibles (incl. impairment write offs)	21.1
EBITDA per covenant	$719.6

Net Debt to EBITA Ratio:	1.2

1) Interest expense net is interest expense less interest income. 2) Net dept is short- end long-term dept and debt-related derivatives (see Note 11) less cash and cash equivalents.

ACCOUNTING POLICIES

New Accounting Pronouncements
The Company has evaluated the recently issued statements and interpretations of the Financial Accounting Standards Board. To the extent they are applicable, the above pronouncements have primarily resulted in additional financial statement disclosure. None of these pronouncements have had, or are expected to have, a material impact on the Company's financial position or results of operations. See Note 1 to the Consolidated Financial Statements included herein for a more detailed discussion of the requirements and applicability of these statements.

Application of Critical Accounting Policies
The Company's significant accounting policies are disclosed in Note 1 to the Consolidated Financial Statements included herein. Senior management has discussed the development and selection of critical accounting estimates and disclosures with the Audit Committee of the Board of Directors. The application of accounting policies necessarily requires judgements and the use of estimates by a company's management. Actual results could differ from these estimates.
  Management considers it important to assure that all appropriate costs are recognized on a timely basis. In cases where capitalization of costs is required (e.g. certain pre-production costs), stringent realization criteria are applied before capitalization is permitted. The depreciable lives of fixed assets are intended to reflect their true economic life, taking into account such factors as product life cycles and expected changes in technology. Assets are periodically reviewed for realizability and appropriate valuation allowances are established when evidence of impairment exists. Impairment of long-lived assets has generally not been significant. Start-up operations are given a reasonable time to develop before impairment provisions are considered.

Impairment
The Company performs an annual impairment review of goodwill. This analysis is performed in the fourth quarter of each year following the Company's annual forecasting process. The estimated fair market value of goodwill is determined by the discounted cash flow method. The Company discounts projected operating cash flows using its weighted average cost of capital. To supplement this analysis, the Company compares the market value of its equity, calculated by reference to the quoted market prices of its shares, with the book value of its equity.

Defined Benefit Pension Plans
The Company has non-contributory defined benefit pension plans covering most U.S. employees and certain non-U.S employees. See Note 17 to the Consolidated Financial Statements included herein.
  The Company, in consultation with its actuarial advisors, determines certain key assumptions to be used in calculating the Projected Benefit Obligation and annual pension expense. For the U.S. plans, the assumptions used as of January 1, 2003 for calculating 2003 pension expense were a discount rate of 6.75%, expected rate of increase in compensation levels of 4.0%, and an expected long-term rate of return on plan assets of 8.5%.
  The assumptions used in calculating the benefit obligations disclosed as of December 31, 2003 were a discount rate of 6.25%, and an expected rate of increase in compensation levels of 3.5%. The discount rate is set based on the yields on long-term high-grade corporate bonds and is determined by reference to financial markets on the measurement date. The expected rate of increase in compensation levels and long-term return on plan assets are determined based on a number of factors and must take into account long-term expectations. The U.S. Plans have, for a number of years, invested approximately 85% of Plan assets in equities and the Company has, accordingly, assumed a long-term return on Plan assets of 8.5%.
  A 1% change in the long-term rate of return on Plan assets would result in a change in annual pension expense of approximately $0.7 million. A 1% decrease in the discount rate would have increased 2003 pension expense by approximately $3.4 million and would have increased the December 31, 2003 benefit obligation by approximately $17.0 million. A 1% increase in the expected rate of increase in compensation levels would have increased 2003 pension expense by approximately $2.6 million and would have increased the December 31, 2003 benefit obligation by approximately $11.0 million.

Stock Options
The Company uses the intrinsic value method in accounting for stock options granted to employees. Accordingly, the exercise of stock options is recorded in Shareholders' equity and no cost is recognized in the income statement. Had the fair market value method been used, earnings per share would have been reduced by two cents. See Note 14 to the Consolidated Financial Statements included herein for pro-forma information related to stock options.

Income taxes
Significant judgment is required in determining the worldwide provision for income taxes. In the ordinary course of a global business, there are many transactions for which the ultimate tax outcome is uncertain. Many of these uncertainties arise as a consequence of intercompany transactions and arrangements. Although the Company believes that its tax return positions are supportable, no assurance can be given that the final outcome of these matters will not be materially different than that which is reflected in the historical income tax provisions and accruals. Such differences could have a material effect on the income tax provisions or benefits in the periods in which such determinations are made. See Note 4 to the Consolidated Financial Statements included herein.

Contingent Liabilities
Various claims, lawsuits and proceedings are pending or threatened against the Company or its subsidiaries, covering a range of matters that arise in the ordinary course of its business activities with respect to commercial, product liability and other matters. See Note 15 to the Consolidated Financial Statements included herein. The Company diligently defends itself in such matters and, in addition, carries insurance coverage, to the extent reasonably available, against insurable risks. The Company records liabilities for claims, lawsuits and proceedings when they are identified and it is possible to reasonably estimate costs.
  The Company believes, based on currently available information, that the resolution of outstanding matters, after taking into account recorded liabilities and available insurance coverage, should not have a material effect on the Company's financial position or results of operations. However, due to the inherent uncertainty associated with such matters, there can be no assurance that the final outcomes of these matters will not be materially different than currently estimated.

Consolidated Statements of Income

		Years ended December 31
(Dollars and shares in millions, except per share data)		2003	Restated1) 2002	Restated1) 2001

Net sales	Note 18	$5,300.8	$4,443.4	$3,991.0
Cost of sales		(4,298.1)	(3,640.1)	(3,328.4)
Gross profit		1,002.7	803.3	662.6

Selling, general and administrative expenses		(273.2)	(219.0)	(196.7)
Research, development and engineering expenses		(305.4)	(229.8)	(200.8)
Amortization of intangibles		(21.1)	(19.4)	(73.3)
Other income (expense), net		23.8	(11.8)	(10.3)

Operating income		426.8	323.3	181.5

Equity in earnings of affiliates		11.5	4.1	5.7
Interest income	Note 11	3.9	6.1	6.2
Interest expense	Note 11	(47.7)	(55.0)	(66.3)
Other financial items, net		2.5	0.7	(2.5)

Income before income taxes		397.0	279.2	124.6

Income taxes	Note 4	(120.2)	(92.1)	(62.5)
Minority interests in subsidiaries		(8.4)	(11.6)	(9.1)

Net income		$268.4	$175.5	$53.0

Earnings per common share and earnings
per common share assuming dilution		$2.81	$1.79	$.54

Number of shares used in computing per share amount		95.4	98.0	98.0
Number of shares outstanding, net of Treasury shares		94.9	96.3	98.0

Pro-Forma (adjusted for FAS-142) 2)		2003	2002	2001

Amortization of intangibles		$(21.1)	$(19.4)	$(21.7)
Operating income		426.8	323.3	233.1
Income before income taxes		397.0	279.2	176.2
Net income		$268.4	$175.5	$104.6

Earnings per common share and earnings
per common share assuming dilution		$2.81	$1.79	$1.07
1) See Notes 19 and 20 for further details 2) See Note 1 for further details See Notes to Consolidated Financial Statements Consolidated Balance Sheets
		At December 31
(Dollars in millions)		2003	Restated 1) 2002

Assets
Cash and cash equivalents		$93.7	$101.5
Receivables (net of allowances of $11.3 million and $9.9 million)	Note 5	1,195.3	1,008.6
Inventories	Note 6	452.0	381.5
Income tax receivables	Note 4	39.5	17.7
Prepaid expenses		58.9	44.5

Total current assets		1,839.4	1,553.8

Property, plant and equipment, net	Note 8	1,052.2	916.9
Investments and other non-current assets	Note 7	292.4	153.8
Goodwill assets, net	Note 9	1,531.4	1,498.2
Intangible assets, net	Note 9	178.9	192.1

Total assets		$4,894.3	$4,314.8

Liabilities
Short-term debt	Note 11	$149.4	$122.9
Accounts payable		720.5	619.3
Accrued expenses	Note 10	327.3	293.9
Other current liabilities		121.4	121.3
Income taxes	Note 4	48.3	32.4

Total current liabilities		1,366.9	1,189.8

Long-term debt	Note 11	846.2	842.7
Pension liability	Note 17	64.5	42.8
Other non-current liabilities		173.8	138.4
Minority interests in subsidiaries		40.9	41.1

Total non-current liabilities and minority interests		1,125.4	1,065.0

Shareholder's equity	Note 12
Common stock (shares outstanding 102.8 million and 102.4 million)		102.8	102.4
Additional paid-in capital		1,949.2	1,943.1
Retained earnings and accumulated other comprehensive income (loss)		522.7	147.9
Treasury stock (7.9 million and 6.1 million shares)		(172.7)	(133.4)

Total shareholders' equity		2,402.0	2,060.0

Total liabilities and shareholders' equity		$4,894.3	$4,314.8
1) See Note 20 for further details See Notes to Consolidated Financial Statements Consolidated Statements of Cash Flows

	Years ended December 31
(Dollars in millions)		2003	Restated 1) 2002	Restated 1) 2001

Operating activities
Net income		$268.4	$175.5	$53.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		278.8	248.5	304.2
Deferred income taxes and other		32.7	34.6	14.0
Undistributed earnings from affiliated companies		(10.1)	(4.1)	(5.7)

Changes in operating assets and liabilities
Receivables and other assets		(36.3)	(27.9)	(52.9)
Inventories		(11.2)	(29.8)	(8.2)
Accounts payable and accrued expenses		(2.1)	110.6	(38.4)
Income taxes		9.9	1.6	0.2

Net cash provided by operating activities		530.1	509.0	266.2

Investing activities
Expenditures for property, plant and equipment		(258.0)	(228.4)	(248.4)
Expenditures for intangible assets		-	-	(20.8)
Acquisition of businesses and investments in affiliated companies, net of cash acquired	Note 13	(29.2)	(22.3)	(13.1)
Other		10.5	10.5	12.7

Net cash used for investing activities		(276.7)	(240.2)	(269.6)

Net cash before financing		253.4	268.8	(3.4)

Financing activities
Decrease in short-term debt		(51.9)	(23.8)	(274.4)
Issuance of long-term debt		157.5	5.6	329.8
Repayments and other changes in long-term debt		(284.9)	(165.4)	(3.4)
Decrease in minority interest		(4.5)	(2.5)	(2.7)
Dividends paid		(51.3)	(42.9)	(43.0)
Shares repurchased		(43.0)	(30.4)	-
Common stock incentives	Note 14	7.1	0.7	0.9
Other, net		(1.8)	1.7	3.1

Net cash provided by (used in) financing activities		(272.8)	(257.0)	10.3

Effect of exchange rate changes on cash		11.6	5.5	(4.9)

Increase (decrease) in cash and cash equivalents		(7.8)	17.3	2.0

Cash and cash equivalents at beginning of year		101.5	84.2	82.2

Cash and cash equivalents at end of year		$93.7	$101.5	$84.2
1) See Note 20 for further details See Notes to Consolidated Financial Statements Consolidated Statements of Shareholders' Equity

	Number of shares (in millions)	Share capital	Paid in capital	Retained earnings	Treasury shares	Accumulated other com- prehensive income(loss)	Total share-holders' equity

Balance at December 31, 2000 (Reported)	102.3	$102.3	$1,941.6	$84.1	$(103.0)	$(114.9)	$1,910.1
Prior period adjustment 1)				13.2			13.2
Balance at December 31, 2000 (Restated)	102.3	$102.3	$1,941.6	$97.3	$(103.0)	$(114.9)	$1,923.3

Comprehensive Income:
Net income				53.0			53.0
Net change in cash flow hedges						(3.8)	(3.8)
Foreign currency translation						(36.9)	(36.9)
Total Comprehensive Income							12.3
Common stock incentives 2)	0.1	0.1	0.9				1.0
Cash dividends				(43.0)			(43.0)

Balance at December 31, 2001 (Restated)	102.4	$102.4	$1,942.5	$107.3	$(103.0)	$(155.6)	$1,893.6

Comprehensive Income:
Net income				175.5			175.5
Net change in cash flow hedges						(16.8)	(16.8)
Foreign currency translation						80.4	80.4
Total Comprehensive Income							239.1
Common stock incentives 2)			0.6				0.6
Cash dividends				(42.9)			(42.9)
Repurchased treasury shares					$(30.4)		(30.4)

Balance at December 31, 2002 (Restated)	102.4	$102.4	$1,943.1	$239.9	$(133.4)	$(92.0)	$2,060.0

Comprehensive Income:
Net income				268.4			268.4
Net change in cash flow hedges						15.1	15.1
Foreign currency translation						147.2	147.2
Minimum pension liability						(4.6)	(4.6)
Total Comprehensive Income							426.1
Common stock incentives 2)	0.4	0.4	6.1		3.7		10.2
Cash dividends				(51.3)			(51.3)
Repurchased treasury shares					(43.0)		(43.0)

Balance at December 31, 2003	102.8	$102.8	$1,949.2	$457.0	$(172.7)	$65.7	$2,402.0

1) See Note 20 for further details
2) See Note 14 for further details
See Notes to Consolidated Financial Statements - in particular Note 12

Notes to Consolidated Financial Statements

(Dollars in millions, except per share data)

Note 1. Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP) and include Autoliv, Inc. and all companies over which Autoliv, Inc., directly or indirectly exercises control, which generally means that Autoliv owns more than 50% of the voting rights (the Company).
  All intercompany accounts and transactions within the Company have been eliminated from the consolidated financial statements.
  Investments in affiliated companies in which the Company exercises significant influence over the operations and financial policies, but does not control, are reported according to the equity method of accounting. Generally, the Company owns between 20 and 50 percent of such investments.

Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Policies
As described in Note 20, the Company changed accounting principle for an insurance arrangement at the end of 2003 and as a result 2001 and 2002 Financial Statements and 2001, 2002 and 2003 quarterly results are restated.

New Accounting Policies
New accounting policies issued by the Financial Accounting Standards Board (FASB) which have been implemented effective January 1, 2003 are the following:
  Statement FAS-143 Accounting for Asset Retirement Obligations issued June 2001. It requires the fair value of a liability for asset retirement obligations to be recorded in the period in which it is incurred. The statement applies to a company's legal or contractual obligation associated with the retirement of a tangible long-lived asset that resulted from the acquisition, construction or development or through the normal operation of a long-lived asset. The statement was effective January 1, 2003. The application of FAS-143 had no material impact on the Company's results of operations or financial position.
  Statement FAS-146 Accounting for Costs Associated with Exit or Disposal activities issued June 2002. It addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a restructuring). The principal difference between FAS-146 and EITF 94-3 relates to FAS-146's requirements that a liability for a cost associated with an exit or disposal activity should only be recognized when the liability is incurred. The statement is effective for exit or disposal activities initiated after December 31, 2002. The application of FAS-146 had no material effect on the Company´s earnings or financial position.
  Statement FAS-148 Accounting for Stock-Based Compensation-Transition and Disclosure of an amendment of FASB Statement No. 123 (FAS-148) issued December 2002. This Statement amends FAS-123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company does not plan to change its accounting for stock-based compensation from APB-25 (intrinsic value method) to FAS-123 (fair value method) and accordingly FAS-148 had no material effect on Autoliv´s earnings or financial position.
  Interpretation No. 45 Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others issued November 2002. It expands the existing disclosure requirements for most guarantees, including loan quarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurement provisions of FIN-45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of these provisions did not have any impact on the Company´s earnings and financial position.
  Interpretation No. 46 Consolidation of Variable Interest Entities issued January 2003 and revised in December 2003. It addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. FIN-46 requires consolidation of a variable interest entity if the reporting entity is subject to a majority of the risk of loss from the variable interest entity's activities or it is entitled to receive a majority of the variable interest entity's residual returns or both. The consolidation requirements of FIN-46 apply immediately to variable interest entities created after January 31, 2003 and to all other existing structures commonly refered to as special-purpose entities. The consolidation requirements will be effective in the first quarter 2004 to variable interest entities created prior to January 31, 2003. The adoption of FIN-46 did not have, and the application of the revised FIN-46 is not expected to have, a significant impact on earnings and financial position.
  Statement No. 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities (FAS-149) issued April 2003. It requires that contracts with comparable characteristics be accounted for similarly. In particular, FAS-149 clarifies under what circumstances under which a contract with an initial net investment meets the characteristics of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying to conform it to language used in FIN-45, and amends certain other existing pronouncements. FAS-149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In addition, provisions of FAS-149 should be applied prospectively. The application of FAS-149 had no effect on the Company's earnings and financial position.
  Statement No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (FAS-150) issued May 2003. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. FAS-150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The application of FAS-150 had no effect on Autoliv´s earnings and financial position.
  Statement No.132 Employers' Disclosures about Pensions and Other Postretirement Benefits issued December 2003. It has been revised to improve financial statement disclosures for defined-benefit plans. FAS-132 is effective for financial statements issued for fiscal years or interim periods ending after December 15, 2003. Disclosure of information about foreign plans and estimated future benefit payments is effective for fiscal years ending after June 15, 2004.

Translation of non-U.S. Subsidiaries
The balance sheets of non-U.S. subsidiaries are translated into U.S. dollars using year-end rates of exchange. Income statements are translated into U.S. dollars at the average rates of exchange for the year. Translation differences are reflected in other comprehensive income as a separate component of shareholders' equity.

Revenue Recognition
Revenues are recognized when there is evidence of a sales agreement, delivery of goods has occurred, the sales price is fixed or determinable and the collectibility of revenue is reasonably assured. The Company records revenue from the sale of manufactured products upon shipment. Net sales include the sales value exclusive of added tax.

Cost of Sales
Shipping and handling costs are included in cost of sales. Contracts to supply products which extend for periods in excess of one year are reviewed when conditions indicate that costs may exceed selling prices, resulting in losses. Losses on long-term supply contracts are recognized when estimable.

Warranties and Recalls
The Company records liabilities for product recalls when probable claims are identified and it is possible to reasonably estimate costs. Recall costs are costs incurred when the customer decides to formally recall a product due to a known or suspected defect. Product recall costs typically include the cost of the product being replaced as well as the customer cost of the recall, including labor to remove and replace the defective part.
  Provisions for warranty claims are estimated based on prior experience and likely changes in performance of newer products and the mix and volume of products sold. The provisions are recorded on an accrual basis.
  Certain insurance arrangements for recall liabilities have been accounted for using the deposit accounting method.

Research, Development and Engineering (R,D&E)
Research and development expenses are charged to income as incurred. Engineering expenses are normally charged to income as incurred. These expenses are reported net of royalty income and income from contracts to perform engineering design and product development services. Such income is not significant in any period presented. In addition, certain engineering expenses related to long-term supply arrangements are capitalized when the defined criteria, such as the existence of a contractual guarantee for reimbursement, are met. The aggregate amount of such assets is not significant in any period presented.

Property, Plant and Equipment
Property, plant and equipment are recorded at historical cost. Construction in progress generally involves short-term projects for which capitalized interest is not significant. The Company provides for depreciation of property, plant and equipment by annual charges to income, computed under the straight- line method over the assets estimated useful lives, ranging from 3 to 40 years. Repairs and maintenance are expensed as incurred.

Goodwill and Other Intangible Assets
Intangible assets are recorded at historical cost. Until the end of the financial year ended December 31, 2001, goodwill was amortized on a straight- line basis over periods ranging from 5 to 40 years. Since January 2002, in accordance with FAS-142, goodwill is no longer amortized. Other intangible assets, principally related to acquired technology, are amortized over their useful lives which range from 5 to 25 years.

Impairment of Goodwill and Long-lived Assets
The Company evaluates the carrying value of goodwill and long-lived assets for potential impairment on an ongoing basis. The fair value of impaired assets is primarily determined by the discounted cash flow method. The Company discounts projected operating cash flows using its weighted average cost of capital. The impairment testing of goodwill is based on four different product groups i.e. Electronics, Textiles, Seat Sub-Systems and Other. The product group Other includes Airbags, Initiators, Inflators, Seat belts and Steering wheels.

Income Taxes
Current tax liabilities and assets are recognized for the estimated taxes payable or refundable on the tax returns for the current year. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences and carry-forwards that result from events that have been recognized in either the financial statements or the tax returns, but not both. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws. Deferred tax assets are reduced by the amount of any tax benefits that are not expected to be realized. Tax assets and liabilities are not offset unless attributable to the same tax jurisdiction and netting is possible according to law and expected to take place in the same period.

Earnings per Share
The Company calculates earnings per share (EPS) by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period (net of treasury shares). The EPS also reflects the potential dilution that could occur if common stock were issued. There is no material difference between basic and diluted earnings per share in 2003, 2002 and 2001. The dilutive effect of stock options was immaterial in all periods presented.

Cash Equivalents
The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

Financial Instruments
The Company uses derivative financial instruments, (derivatives), to mitigate the market risk that occurs from its exposure to changes in interest and foreign exchange rates. The Company does not utilize financial instruments for trading or other speculative purposes. The use of such derivatives is in accordance with the strategies contained in the Company's overall financial policy. With respect to derivatives, the policy states that a 1% interest increase in floating rates should not increase the annual net interest expense by more than $5 million in the following year and not more than $10 million in the second year.
  The Company adopted FAS-133, as amended by FAS-138, effective January 1, 2001. The cumulative transition adjustment was not significant.
  The Company's criteria for a derivative to be accounted for as a hedge include the following four elements: 1) The hedge transaction is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, 2) the effectiveness of the hedge can be reliably measured, 3) adequate documentation of the hedging relationships has been prepared at the inception of the hedge and 4) for cash flow hedges, the forecasted transaction that is subject to the hedge must be highly probable.
  The changes in the fair values of the hedges are recorded at each balance sheet date. The fair value of the Company's derivatives are estimated based on dealer quotes or on pricing models using current assumptions. When an anticipated future cash flow is hedged and the underlying position has not been recognized in the financial statements, any change in the fair value of the hedge is not recognized in the income statement for the period but recorded directly in equity as a component of Other Comprehensive Income, (OCI). No material reclassifications are expected from OCI to the income statement in 2004. When a hedge is classified as a fair value hedge, the change in the fair value of the hedge is recognized in the income statement along with the offsetting change in the fair value of the hedged item.
  The Company previously entered into foreign exchange contracts to hedge the transaction exposure that arises because the cost of a product originates in one currency and the product is sold in another currency. The financial policy has been changed and this hedging activity has discontinued as of June 2003. The contracts had terms of up to twelve months and hedged anticipated cash flows denominated in foreign currencies. At December 31, 2003, contracts with maturity up to three months were still outstanding. The counterparty exposure expressed as gross positive mark-to-market value on these contracts was $3 million at year-end. These contracts are designated as cash flow hedges. The ineffective part of these contracts has effected operating income in 2003 negatively by $2 million. The Company also uses interest rate swaps to protect against interest rate risk, as well as currency swaps to hedge against currency risk arising as a part of debt management. These hedges are designated either as cash flow hedges or fair value hedges with certain exceptions. Some hedge transactions, although entered into applying the same rationale concerning mitigating market risk that occurs from changes in interest and foreign exchange rates, do not qualify for hedge accounting under US GAAP. The mark-to-market value of these derivatives was immaterial at year-end. To the extent these derivatives relate to financing, any amount recognized in the income statement is recorded as "Interest expense". All swaps principally match the terms and maturity of the underlying debt. For further details on the Company's debt, see Note 11.
  Prior to September 30, 2003, the Company reported the fair market value, ("FMV") adjustments associated with hedging instruments as adjustments to the carrying value of the underlying debt. The Company has, as from the third quarter, reclassified these adjustments, so called debt related derivatives, ("DRD"), from the debt caption. Accordingly, short-term debt was decreased by $2 million and long-term debt was increased by $119 million at year-end. The FMV adjustments are now reported in "Investments and other non- current assets", "Other current liabilities" and "Other non-current liabilities" depending on the nature of the revaluation and the type of instrument.

Receivables and Liabilities in Non-functional Currencies
Receivables and liabilities not denominated in functional currencies are converted at year-end rates of exchange. Transaction gains (losses), net reflected in income amounted to $(15.7) million in 2003, $(3.2) million in 2002 and $1.0 million in 2001.

Inventories
Inventories are valued at the lower of cost or market. Cost is computed according to the first-in, first-out method (FIFO).

Reclassifications
Certain prior-year amounts have been reclassified to conform to current year presentation.

Note 2. Significant Business Acquisitions

As of July 1, 2003 Autoliv acquired 100% of the shares in the German company Protektor which specializes in seat belts for buses, heavy trucks, forklifts and other special-purpose vehicles. The Protektor operations have approximately $10 million in annual sales and have been consolidated since July 1, 2003. In June, 2003 Autoliv acquired the net assets of Nippon Steering Industries (NSI), a joint venture between the privately-held Japanese automotive parts company KIW and Autoliv's own steering wheel company in Japan, Autoliv-Izumi. Autoliv also acquired KIW's assets in steering wheels. The operations have been consolidated since June 2003 and had nearly $20 million in annual sales.
  In April 2003, Autoliv exercised its options to acquire the remaining 60% of the shares in NSK's Asian seat belt operations. The Company accounted for its initial 40% investment in the NSK operations under the equity method. As a result of the exercise of the options, operations, which have annual sales of approximately $150 million, have been consolidated since April 1, 2003. In March 2003, Autoliv exercised its option and acquired the remaining 17% of the shares in Livbag, Europe's leading producer of inflators and initiators for automotive safety systems. Livbag and its initiator subsidiary NCS S.A. have approximately $400 million in annual sales mainly to other Autoliv companies.
  In September 2002, Autoliv acquired the 10% stake in Autoliv QB Inc., a Philippine company, formerly held by one of two local shareholders. Autoliv has thereby increased its ownership in the company from 75% to 85%. In addition, Autoliv agreed to inject 18 million Philippine Pesos ($0.3 million) into the company as new share capital. The remaining local shareholder did not participate in the equity increase. Thus, Autoliv effectively increased its interest in Autoliv QB, Inc. to 91%. In April, 2002 the acquisition of the Restraint Electronics Business of Visteon Corporation was completed. The operations that Autoliv acquired had $150 million in annual sales. The Company also sold its French steel component company Autoliv Composants S.A.S in the beginning of 2002. The sale of Autoliv Composants did not have a material impact on Autoliv's consolidated sales or earnings.
  In 2001, a venture was established with Mando Corporation, a leading Korean auto parts supplier. In this new venture, Autoliv Mando Corporation, Autoliv holds 65% of the shares. The annual sales were approximately $35 million. Also in 2001, effective January 1, the Company exercised its option to increase its holding from 66% to 83% in Livbag and its subsidiary NCS S.A. In June 2001, the Company made Autoliv Romania S.A. a wholly-owned subsidiary by acquiring the remaining 10% of the shares. In August 2001, the Company acquired the remaining 10% minority interest in Autoliv Thailand.
  The above acquisitions have been accounted for using the purchase method of accounting, and accordingly, the results of operations of the entities have been consolidated since the respective dates of acquisition. Investments in which the Company previously exercised significant influence, but did not control prior to these acquisitions, were accounted for using the equity method. The purchase price of the acquisitions amounted to $33 million in 2003, $25 million in 2002 and $16 million in 2001. Goodwill of $15 million, $7 million and $9 million, respectively, was associated with these acquisitions. Prior to 2002, such goodwill was being amortized over 5 to 40 years. The pro- forma effects of the acquisitions would not be materially different from reported results.

Note 3. Fair Values of Financial Instruments

The following methods were used by the Company to estimate its fair value disclosures for financial instruments.

Current Financial Assets and Liabilities
The carrying amounts reported in the balance sheet for current financial assets and liabilities approximate their fair values because of the short maturity of these items.

Long-Term Debt and Other Non-Current Financial Assets and Liabilities
The carrying amounts reported in the balance sheet for long-term debt and other non-current financial assets and liabilities, including their respective short-term portion, represent their fair values if they are the hedged item in a fair value hedge or a derivative. For hedged liabilities in cash flow hedges, the fair value exceeds the carrying value with $17 million. The fair value of unhedged items does not deviate materially from the carrying value.
  The fair value of these debt instruments and related swaps are specified in Note 11. Prior to September 30, 2003, the Company reported the fair market value adjustments associated with hedging instruments as adjustments to the carrying value of the underlying debt.

Note 4. Income Taxes

Income before income taxes	2003	2002	2001

U.S.	$55.3	$71.6	$4.8
Non-U.S.	341.7	207.6	119.8
Total	$397.0	$279.2	$124.6

Provision for income taxes	2003	2002	2001

Current
U.S. federal	$18.5	$19.5	-
Non-U.S.	78.9	59.1	$50.9
U.S. state and local	7.0	6.8	0.2
Deferred
U.S. federal	(10.4)	(1.3)	13.8
Non-U.S.	28.5	7.2	(5.3)
U.S. state and local	(2.3)	(1.8)	2.9
Total income taxes	$120.2	$92.1	$62.5

Effective income tax rate	2003	2002	2001

U.S. federal income tax rate	35.0%	35.0%	35.0%
Goodwill amortization	-	-	15.2
Net operating loss carry-forwards	(3.1)	(1.9)	(0.9)
Non-utilized operating losses	1.0	4.6	5.9
Foreign tax rate variances	(0.9)	(2.5)	(0.2)
State taxes, net of federal benefit	0.8	1.2	1.6
Earnings of equity investments	(1.0)	(0.5)	(1.6)
Export sales incentives	(1.3)	(1.1)	(2.4)
Tax credits	(3.6)	(2.7)	(4.7)
Other, net	3.4	0.9	2.3
Effective income tax rate	30.3%	33.0%	50.2%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. On December 31, 2003, the Company had net operating loss carry-forwards ("NOL's") of approximately $100 million, of which approximately $50 million have no expiration date. The balance expires on various dates through 2019. Valuation allowances have been established which partially offset the related deferred assets. The Company provides valuation allowances against potential future tax benefits when, in the opinion of management, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized. Such allowances are primarily provided against NOL's of companies that have perennially incurred losses, as well as the NOL's of companies that are start-up operations and have not established a pattern of profitability.
  The Company has, principally in deferred tax liabilities, reserves for taxes that may become payable in future periods as a result of tax audits. It is the Company's policy to establish reserves for taxes that may become payable in future years as a result of an examination by tax authorities. The Company establishes the reserves based upon management's assessment of exposure associated with permanent tax differences, tax credits and interest expense applied to temporary difference adjustments. The tax reserves are analyzed periodically (at least annually) and adjustments are made as events occur to warrant adjustment to the reserves. At any given time, the Company is undergoing tax audits in several tax jurisdictions and covering multiple years. The tax reserves were increased by $9.4 million for the year ended December 31, 2003. There was no change in the reserves in 2002 while the tax reserves were decreased by $2.3 million for the year ended December 31, 2001.

Deferred taxes

December 31	2003	2002

Assets
Provisions	$65.9	$59.0
Costs capitalized for tax	5.5	2.5
Pensions	31.2	27.0
Tax receivables, principally NOL´s	57.3	81.3
Other	8.5	12.8
Deferred tax assets before allowances	168.4	182.6
Valuation allowances	(23.2)	(50.2)
Total	$145.2	$132.4

Liabilities
Acquired intagibles	$(58.3)	$(66.4)
Statutory tax allowances	(11.9)	(8.6)
Property, plant and equipment	(1.9)	(3.5)
Insurance Deposit	(7.8)	(6.7)
Other	(106.6)	(79.8)
Total	$(186.5)	$(165.0)
Net deferred tax (liability)	$(41.3)	$(32.6)

Valuation allowances against tax receivables
December 31	2003	2002	2001

Allowances at
beginning of year	$50.2	$52.1	$45.9
Benefits reserved current year	3.2	12.4	10.3
Benefits recognized current year	(19.9)	(5.0)	(1.1)
Write-offs and other changes	(13.3)	(7.8)	(2.1)
Translation difference	3.0	(1.5)	(0.9)
Allowances at end of year	$23.2	$50.2	$52.1

Deferred income taxes have not been provided on approximately $980 million of undistributed earnings of non-U.S. subsidiary companies, which are considered to be permanently reinvested. These earnings generally would not be subject to withholding taxes, either upon distribution to intermediate holding companies or upon distribution to the U.S. In addition, U.S. income taxes on non-U.S. earnings which might be remitted would be substantially offset by foreign tax credits.

Note 5. Receivables

December 31	2003	2002	2001

Receivables	$1,206.6	$1,018.5	$849.8
Allowance at
beginning of year	(9.9)	(12.6)	(13.6)
Reversal of allowance	6.1	5.9	3.2
Addition to allowance	(17.8)	(14.5)	(7.1)
Write-off against allowance	11.3	11.8	4.7
Translation difference	(1.0)	(0.5)	0.2
Allowance at end of year	(11.3)	(9.9)	(12.6)
Total receivables
net of allowance	$1,195.3	$1,008.6	$837.2

Note 6. Inventories
December 31	2003	2002	2001

Raw material	$199.3	$176.6	$148.9
Finished products	117.7	92.7	67.9
Work in progress	167.1	130.9	125.2
Inventories	$484.1	$400.2	$342.0

Inventory reserve at
beginning of year	(18.7)	(12.5)	(11.1)
Reversal of reserve	2.6	1.6	1.9
Addition to reserve	(18.6)	(13.4)	(9.3)
Write-off against reserve	5.7	7.1	5.5
Translation difference	(3.1)	(1.5)	0.5
Inventory reserve at end of year	(32.1)	(18.7)	(12.5)
Total inventories
net of reserve	$452.0	$381.5	$329.5

Note 7. Investments and Other Non-current Assets

The Company has invested in nine affiliated companies which it does not control, but in which it exercises significant influence over operations and financial position. These investments are accounted for under the equity method. The total investment was $41 million and $32 million at December 31, 2003 and 2002, respectively. Other non-current assets include deferred income tax receivables of $90 million and $77 million at December 31, 2003 and 2002, respectively, and a derivative asset of $125 million at December 31, 2003. Prior to September 30, 2003 debt related derivatives were reported as adjustments to the carrying value of the underlying debt, therefore there is no corresponding derivative asset at December 2002. For further description of the reclassification of debt related derivatives, see the Financial Instruments section of Note 1 and Note 11. As described in Note 20 the Company changed accounting principle for an insurance arrangement and previous years are restated. The amount recorded under the insurance arrangement as long-term interest bearing deposit was $24 million and $20 million at December 31, 2003 and 2002.

Note 8. Property, Plant and Equipment

December 31		2003	2002

Land and land improvements		$76.2	$49.1
Machinery and equipment		1,909.2	1,551.9
Buildings		516.8	452.2
Construction in progress		102.9	104.1
Property, plant and equipment		2,605.1	2,157.3
Less accumulated depreciation		(1,552.9)	(1,240.4)
Net of depreciation		$1,052.2	$916.9

Depreciation included in	2003	2002	2001

Cost of sales	$224.1	$199.2	$203.5
Selling, general and administrative expenses	11.8	11.2	10.2
Research, development and engineering expenses	21.8	18.7	17.2
Total	$257.7	$229.1	$230.9

No significant impairments were recognized during 2003. During 2002, impairment provisions of totaling $8 million were recognized. They were principally related to the plant closures in Indianapolis and Denver and further asset write-offs in the Seat Sub-System division.
  In the third quarter of 2001, an impairment provision of $18 million was recognized. The provisions were included in cost of sales.
  The net book value of Machinery and equipment under capital lease contracts recorded as of December 31, 2003 and 2002, amounted to $1.4 and $4.9 million, respectively. The net book value of Buildings under capital lease contracts recorded as of December 31, 2003 and 2002, amounted to $8.1 and $6.1 million, respectively.

Note 9. Goodwill and Intangible Assets

Unamortized intangibles	2003	2002

Goodwill
Carrying amount at beginning of year	$1,498.2	$1,472.3
Goodwill aquired during year	15.1	7.1
Reclassification 1)	-	5.8
Translation differences	18.1	13.0
Carrying amount at end of year	$1,531.4	$1,498.2

1) Upon adoption of FAS-141 "Assembled workforce" of net $5.8 million was reclassified to goodwill.
Amortized intangibles	2003	2002

Intellectual property
Gross carrying amount	$304.1	$297.0
Accumulated amortization	(125.2)	(104.9)
Carrying value	$178.9	$192.1

During 2003, $2 million of intellectual property was acquired as part of the Protektor acquisition. The property is amortized over 5 - 10 years and had at December 31, 2003 a residual value of $2 million. Another $5 million of intellectual property was acquired as part of the Livbag acquisition. That property is amortized over 5 years and had at December 31, 2003 a residual value of $4 million.
  During the second quarter of 2002, $7 million of intellectual property was acquired as part of the Visteon Restraint Electronics acquisition. The property is amortized over 7 years and had at December 31, 2003 a residual value of $5 million.
  At December 31, 2003, goodwill assets net include $1,208 million associated with the 1997 merger of Autoliv AB and the Automotive Safety Products Division of Morton International, Inc.
  The aggregate amortization expense was $21.1 million in 2003 and $19.4 million in 2002. The estimated amortization expense is as follows (in millions): 2004: $20.0; 2005: $12.2; 2006: $12.4; 2007: $12.4 and 2008: $12.4

Note 10. Restructuring and Unusual items

Restructuring items
2001
During October 2001, a restructuring package was introduced to improve profitability and offset the effects of expected downturn in light vehicle production. The costs and provisions for this package, totaling $65 million, were charged to the third quarter 2001 results and was referred to as "Unusual Items". The Unusual Items also included provisions for contractual, warranty and liability issues related to ongoing litigation. The litigation is still ongoing.
  The restructuring package mainly included restructuring costs and asset write-offs of the Seat Sub-System division, severance costs related to the U.S. and the Swedish textile operations and additional costs incurred for the partial integration of a former OEA plant into the main U.S. inflator operation.
  The table below summarizes the provisions made in the third quarter 2001 by type of charge:

			Amorti-	Other
		Cost of	zation of	(income)/
	Total	sales	intangibles	expense

Fixed Asset impairment	$18.2	$18.2	-	-
Goodwill impairment	5.7	-	$5.7	-
Subtotal impairment	$23.9

Restructuring-
employee related	$11.9	0.9	-	$11.0
Contractual losses	7.0	7.0	-	-
Warranty	10.0	10.0	-	-
Liability	12.5	10.0	-	2.5
Subtotal provisions	$41.4
Total	$65.3	$46.1	$5.7	$13.5

The table below summarizes the changes in restructuring reserves from the provisions made in the third quarter 2001 to December 31, 2001.
					Reserve balance
	Provision	Cash	Change in	Translation	December 31
	Q3 2001	payments	reserve	difference	2001

Restructuring-
employee related	$11.9	$(4.7)	-	$(0.1)	$7.1
Contractual losses	7.0	-	$(1.0)	(0.2)	5.8
Warranty	10.0	-	(10.0)	-	-
Liability	12.5	-	10.0	(0.1)	22.4
Subtotal reserve	$41.4	$(4.7)	$(1.0)	$(0.4)	$35.3

Fixed asset impairment	$18.2
Goodwill impairment	5.7
Subtotal impairment	$23.9
Total	$65.3

2002
In 2002, restructuring provisions of $9 million were made for severance costs associated with plant consolidations in the U.S. These severance provisions have been charged against "Other income and expense" in the income statement in the fourth quarter of 2002. The table below summarizes the change in the balance sheet position of the restructuring reserves from December 31, 2001 to December 31, 2002.
	December 31	Cash	Change in	Translation	December 31
	2001	payments	reserve	difference	2002

Restructuring-employee related	$7.1	$(3.4)	$8.5	$0.3	$12.5
Contractual losses	5.8	(5.8)	(0.2)	0.5	0.3
Liability	22.4	(4.5)	-	0.5	18.4
Total reserve	$35.3	$(13.7)	$8.3	$1.3	$31.2

2003
In 2003, employee-related restructuring provisions of $5.9 million were made for severance costs related to plant consolidation in Europe. The provision has been charged against "Other income and expense" in the income statement in the fourth quarter of 2003. The table below summarizes the change in the balance sheet position of the restructuring reserves from December 31, 2002 to December 31, 2003.
	December 31	Cash	Change in	Translation	December 31
	2002	payments	reserve	difference	2003

Restructuring-employee related	$12.5	$(10.2)	$3.2	$0.6	$6.1
Contractual losses	0.3	-	(0.3)	-	-
Liability	18.4	-	0.5	0.5	19.4
Total reserve	$31.2	$(10.2)	$3.4	$1.1	$25.5

The decrease in number of employees expected as part of the restructuring activities when the provisions were made in the third quarter 2001, was 521. At December 31, 2001, 104 employees were terminated or had left voluntarily and 417 employees remained to be severed. During 2002, 265 employees were terminated or left voluntarily. As part of the restructuring activities in North America in 2002, for which provisions were made in the fourth quarter of 2002, a decrease of 888 employees was expected. Therefore, at December 31, 2002, 1,040 employees remained to be terminated as part of the restructuring activities covered by the reserves. During 2003, 1,038 employees were terminated or left voluntarily. As part of the restructuring activities in Europe, for which provisions were made in the fourth quarter of 2003, 110 employees are expected to be severed. Therefore, at December 31, 2003, a decrease of 112 employees remains as part of the restructuring activities covered by the reserves.

Recall, Product Liability and Warranty At December 31, 2003 the reserve for product related performance issues (recall, product liability and warranty) amounted to $52.0 million. At December 31, 2002 the corresponding reserve was $47.5 million.

Note 11. Debt and Credit Agreements

Average net debt and
interest net	2003	2002	2001

Average net debt1)	$873	$940	$1,032
Interest, net	43.8	48.9	60.1
Average interest on net debt	5.0%	5.2%	5.8%
1) Short- and long-term interest bearing liabilities and related derivatives, less cash and cash equivalents.

Short-term debt
The Company has two commercial paper programs: one $1,000 million U.S. program, which at December 31, 2003, had notes of $194 million outstanding at a weighted average interest rate of 1.2%, and one €485 million Swedish program, which at December 31, 2003 was unutilized. All of the notes outstanding were reclassified as long-term debt since they are backed with a committed facility maturing in 2008.
The Company also has credit facilities with a number of banks that manage the subsidiaries' cash pools. In addition, the Company's subsidiaries have credit agreements, principally in the form of overdraft facilities, with a number of local banks. Excluding the commercial paper programs, total available facilities as of December 31, 2003, amounted to $416 million, of which $114 million was utilized. The aggregate amount of unused short-term lines of credit at December 31, 2003, was $302 million. Furthermore, $38 million represents the short-term portion of long-term loans, primarily notes under the Swedish medium- term note program; as described below. The weighted average interest rate on total short-term debt outstanding at December 31, 2003 and 2002, was 3.0% and 4.0%, respectively. Prior to September 30, 2003, the Company reported the fair market value, ("FMV") adjustments associated with hedging instruments as adjustments to the carrying value of the underlying debt. The Company has decided to reclassify these adjustments, so called debt related derivatives, ("DRD"), from the debt caption. Accordingly, short-term debt was decreased by $2 million and long-term debt was increased by $119 million at year-end. The FMV adjustments are now reported in "Investments and other non-current assets", "Other current liabilities" and "Other non-current liabilities", depending on the nature of the revaluation and the type of instrument. In the following tables short-term debt and long-term debt are shown both including DRD, i.e. debt including cash flow from hedges, and excluding DRD, i.e. debt as reported in the balance sheet.

	2003		2002

December 31	Amount	%1)	Amount	%1)
Overdrafts and other
short-term debt	$113.6	1.9	$46.8	3.5
Short-term portion of long-
term loan (incl. DRD2))	37.6	6.2	76.1	4.2
Short-term debt (incl. DRD)	151.2	3.0	122.9	4.0
DRD adjustment	(1.8)	n/a	n/a	n/a
Short-term debt as reported	$149.4	n/a	$122.9	4.0

1) Weighted average interest rate at December 31
2) Debt Related Derivatives, (DRD), i.e. the fair market value adjustments associated with hedging instruments as adjustments to the carrying value of the underlying debt.

Long-term debt
The Company issued a €300 million Eurobond in 2001 which matures in May 2006. All proceeds of the issue were swapped into USD, totaling $265 million. Under the Swedish medium-term note program of SEK 4 billion (approximately $550 million), 3- to 7-year notes have been issued in Euro at interest rates of 2.7% to 6.4% and in SEK at interest rates of 3.9% to 6.8%. In total $234 million of notes, with a remaining maturity of more than one year, were outstanding at year-end. Commercial paper borrowings, in the amount of $194 million outstanding at December 31, 2003, are classified as long-term because the Company intends to refinance these borrowings on a long-term basis either through continued commercial paper borrowings or utilization of available credit facilities. The remaining other long-term debt, $33 million, consisted primarily of fixed rate loans and capital leasing.

	2003		2002

December 31	Amount	%1)	Amount	%1)
Commercial paper (reclass.)	$194.5	1.2	$368.8	2.4
Eurobond (incl. DRD 2))	265.3	6.5	265.3	6.5
Medium-term notes (incl. DRD 2))	234.0	4.8	190.8	5.9
Other long-term debt	33.4	2.7	17.8	4.8
Long-term debt (incl. DRD)	727.2	4.4	842.7	4.5
DRD adjustment	119.0	n/a	n/a	n/a
Long-term debt as reported	$846.2	n/a	$842.7	4.5

1) Weighted average interest rate at December 31.
2) Debt Related Derivatives, (DRD), i.e. the fair market value adjustments associated with hedging instruments as adjustments to the carrying value of the underlying debt.

In 2003, the Company refinanced its revolving credit facility, ("RCF"). The new RCF of $850 million was syndicated among 16 banks. The agreement is divided in two facilities, one of $570 million, maturing in March 2008, and one $280 million 364 day facility, which may - but is not guaranteed - to be renewed each March. The overall commitment of $850 million supports the Company's commercial paper borrowings as well as being available for general corporate purposes. Borrowings are unsecured and bear interest based on the relevant LIBOR rate. The Company pays a facility fee based on the unused amount of the RCF. Borrowings are prepayable at any time and are due at expiration. The facility is subject to financial covenants requiring the Company to maintain a certain level of debt to earnings and a certain interest coverage ratio.
  The Company was in compliance with these covenants at December 31, 2003. These covenants do not impair the ability of Autoliv, Inc. to make regular quarterly dividend payments or to meet other expected cash commitments. The RCF was not utilized at year-end.
  In the Company's financial operations, risk arises in connection with the investment of liquid assets and when entering forward exchange agreements, swap contracts or other financial instruments. In order to reduce this risk, deposits and financial instruments can only be entered with a limited number of banks and in limited amounts, as approved by the Company's Board of Directors. The policy of the Company is to work with banks that have a high credit rating and that participate in the Company's financing.
  For a description of hedging instruments used as part of debt management, see the Financial Instruments section of Note 1. The first table on the next page shows debt maturity as cash flow in the upper part which is reconciled with reported debt in the last row. The third table on the next page shows the fair value of derivatives excluding related debt and will therefore not reconcile with the Fair value of debt table. Prior to September 30, 2003, the Company reported the fair market value adjustments associated with hedging instruments as adjustments to the carrying value of the underlying debt, therefore there is no corresponding data for December 2002.

Fair Value of debt, December 31, 2003
Long-term debt	Carrying value1)	Fair value

Commercial paper (reclassified)	$194.5	$194.5
Eurobond	386.3	400.4
Medium term notes	232.0	237.3
Other long-term debt	33.4	33.4
Total	$846.2	$865.6

Short-term debt

Overdrafts and other
Short-term debt	$113.6	$113.6
Short-term portion of long-term debt	35.8	35.8
Total	$149.4	$149.4
1) Debt as reported in balance sheet.

Fair value of derivates December 31, 2003
	Total	Fair
In relation to Eurobond	nominal	value

Interest rate swaps:
Cash flow treatment	$165.2	$(10.2)
Cash currency interest rate swaps:
Cash flow treatment	100.1	40.3
Fair value treatment	165.2	79.7
Total	$430.5	$109.8

In relation to Medium-term notes

Interest rate swaps:
Cash flow treatment	$26.2	$(0.8)
Fair value treatment	27.5	1.2
Cross currency interest rate swaps:
Cash flow treatment	2.8	0.6
Without hedge accounting	119.6	(5.7)
Total	$176.1	$(4.7)

In relation to Commercial paper

Interest rate swaps:
Cash flow treatment	$50.0	$1.6
Total	$50.0	$1.6

In relation to Transaction exposure

Forward outrights:
Cash flow treatment	$101.9	$0.6
Total	$101.9	$0.6
Debt Profile - Cash Flow Including Hedge
Principal (notional) amount by expected maturity Weighted average interest rate	2004	2005	2006	2007	2008	Thereafter	Total

Overdraft/Other short-term debt (Weighted average interest rate 1.9%)	$113.6						$113.6
Commercial paper (Weighted average interest rate 1.2%) 1)					$194.5		194.5
Eurobond (incl. DRD 2)) (Weighted average interest rate 6.5%)			$265.3				265.3
Medium-term notes (incl. DRD2)) (Weighted average interest rate 4.9%)	35.0	$133.4	27.5		34.3	$38.8	269.0
Other long-term loans, incl. current portion 3) (Primarily fixed rates)	2.6	6.1	1.4	$1.4	20.1	4.4	36.0
Total debt incl. DRD	151.2	139.5	294.2	1.4	248.9	43.2	878.4
DRD adjustment	(1.8)	(4.3)	122.2	0	0	1.1	117.2
Total debt	$149.4	$135.2	$416.4	$1.4	$248.9	$44.3	$995.6

1) Interest rates will change as rollovers occur prior to final maturity.
2) Debt Related Derivatives, (DRD), i.e. the fair market value adjustments associated with hedging instruments as adjustments to the carrying value of the underlying debt.
3) Primarily denominated in JPY and Euro.

Note 12. Shareholders' Equity

Dividends
Dividend declared per share was $.56 and dividend paid per share was $.54 in 2003. Corresponding amounts in 2002 were $.46 and $.44.

Other comprehensive income
The components of other comprehensive income are net of any related income tax effects.
  The beginning balance in 2003 of other comprehensive income consisted of a negative cumulative translation adjustments of $71.4 million and a net loss on cash flow hedge derivatives of $20.6 million. The ending balance of other comprehensive income consisted of positive cumulative translation adjustments of $75.9 million,a net loss on cash flow hedge derivatives of $5.5 million and a net loss for minimum pension liability of $4.6 million. The ending balance of the loss on cash flow hedge derivatives was net of $3.8 million of deferred taxes. The corresponding amount of deferred taxes in 2002 was $11.3 million. The ending balance of the minimum pension liability was net of $2.0 million of deferred taxes.

Share Repurchase Program
Autoliv, Inc. has since October 21, 2002 reactivated its stock-repurchase program under an existing authorization from May 2000, which authorized management to repurchase up to 10 million Autoliv shares. The Board of Directors has approved an expansion of the Company's stock repurchase program and authorized the repurchase of an additional 10 million shares in Autoliv Inc. The decision was taken on April 29, 2003.
  During 2003, the company repurchased 2.1 million shares for cash of $43.0 million. During 2002, approximately 1.6 million shares were repurchased for cash of $30.4 million. In total, Autoliv has repurchased approximately 8.1 million shares since May 2000 for cash of $176.4 million. Of the total amount of repurchased shares, 0.2 million shares have been utilized in the stock incentive plans during 2003.

Shareholder Rights Plan
Autoliv, Inc., has a shareholder rights plan under which each shareholder of record as of November 6, 1997, received one right for each share of Autoliv, Inc., common stock held. Each right entitles the registered holder, upon the occurrence of certain events, to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock with a par value of $1 at a price of $150, subject to adjustment.
  Initially the rights will be attached to all Common Stock Certificates representing shares then outstanding and upon the occurrence of certain events the rights will separate from the Common Stock, and each holder of a right will have the right to receive, upon exercise, common stock (or in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the right.
Autoliv, Inc., may redeem the rights in whole at a price of one cent per right.

Note 13. Supplemental Cash Flow Information The Company's non-cash investing and financing activities were as follows:

	2003	2002	2001

Acquisitions/Divestitures: Fair value of assets acquired	$105.4	$30.3	$16.2
Cash Paid	(32.9)	(27.1)	(15.9)
Liabilities assumed	$72.5	$3.2	$0.3

Payments for interest and income taxes were as follows:

	2003	2002	2001

Interest	$49	$54	$58
Income taxes	$116	$54	$52

Note 14. Stock Incentive Plan

Under the Autoliv, Inc. 1997 Stock Incentive Plan (the "Plan") adopted by the Shareholders, and amended in 1999, awards have been made to selected executive officers of the Company and other key employees in the form of stock options and Restricted Stock Units ("RSU's"). All options are granted for 10 year terms, have an exercise price equal to the stock market price on the date of grant, and become exercisable after one year of continued employment following the grant date. Each RSU represents a promise to transfer one of the Company's shares to the employee after three years of service following the date of grant or upon retirement. The Plan provides for the issuance of up to 3,085,055 common shares for awards under the Plan.
  In December 2000, the Compensation Committee of the Board of Directors of the Company made an offer (the "Offer") to the recipients of all outstanding stock option grants made under the Plan in 1997, 1998 and 1999. In exchange for the irrevocable cancellation of these outstanding options a promise was made to: (a) grant RSU's representing 30% of the number of options canceled and; (b) grant to the optionees on June 18, 2001, in accordance with normal terms and conditions of the Plan, a number of stock options equal to 20% of the number of options canceled. Under the Offer, 920,165 options were canceled, RSU's representing 276,050 of the Company's shares were issued and 151,626 options were granted in June 2001. The RSU's were granted on December 15, 2000 and had a fair value of $14.94 each.
  The Compensation Committee in 2003 decided to reduce the number of stock options granted to executive officers and key employees and replace them with RSU's of equivalent value. Additional grants of 130,887 RSU's, each with a fair value of $21.36, were made on January 2, 2003.
  The Company applies APB Opinion 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plan. Accordingly, no compensation cost for stock option grants has been recognized in the Company's financial statements. The Company is, however, recording compensation expense for the RSU's over the service lives of the employees during the three year vesting period. The total compensation expense for the December 15, 2000 RSU's was approximately $4 million. The total compensation expense for the January 2, 2003 RSU's is expected to be approximately $3 million.
Had compensation cost for all of the Company's stock-based compensation awards been determined based on the fair value of such awards at the grant date, consistent with the methods of FAS-123 "Accounting for Stock- Based Compensation", the Company's total and per share net income would have been as follows:

	2003	2002	2001

Net income as reported	$268.4	$175.5	$53.0
Add: Compensation under fair value method included in Net income, net of tax	1.2	0.8	1.2
Deduct: Compensation under fair value method for all awards, net of tax	(3.3)	(4.9)	(2.8)
Net income pro-forma	$266.3	$171.4	$51.4
Earnings per share:
As reported	$2.81	$1.79	$.54
Pro-forma	$2.79	$1.75	$.52

The weighted average fair value of options granted during 2003, 2002 and 2001 was estimated at $5.55, $5.23 and $4.79, respectively using the Black-Scholes model based on the following assumptions:

	2003	2002	2001

Risk-free interest rate	2.8%	4.5%	4.7%
Dividend yield	2.5%	2.5%	2.0%
Expected life in years	5	5	5
Expected volatility	33.0%	30.0%	30.0%

Information related to the Plan during the period 2001 to 2003 is as follows:

RSU's	2003	2002	2001

Outstanding at beginning of year	212,285	224,288	276,050
Granted	130,887	-	-
Shares issued	(203,210)	(7,977)	(45,130)
Canceled	(13,249)	(4,026)	(6,632)
Outstanding at end of year	126,713	212,285	224,288

			Weighted
		Number of	average
Stock options		shares	exercise price

Outstanding at Dec. 31, 2000		172,386	$30.30
Granted		661,946	17.00
Exercised		(1,237)	15.58
Canceled		(73,120)	33.77
Outstanding at Dec. 31, 2001		759,975	$18.41
Granted		552,050	19.96
Exercised		(47,826)	16.66
Canceled		(64,817)	20.26
Outstanding at Dec. 31, 2002		1,199,382	$19.09
Granted		386,250	21.36
Exercised		(391,496)	18.21
Canceled		(16,505)	19.06
Outstanding at Dec. 31, 2003		1,177,631	$20.13

Options exercisable Dec. 31, 2001		99,229	$27.77
Options exercisable Dec. 31, 2002		655,832	$18.37
Options exercisable Dec. 31, 2003		794,956	$19.54

The following summarizes information about stock options outstanding on December 31, 2003

Range of exercise prices	Number outstanding	Remaining contract life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price

$16.99 - $19.96	729,893	7.76	$18.65	729,893	$18.65
$21.36 - $29.37	420,157	8.35	21.85	37,482	26.82
$31.07 - $38.25	27,581	3.34	33.03	27,581	33.03
	1,177,631	7.87	$20.13	794,956	$19.54

Note 15. Contingent Liabilities

Legal Proceedings
Various claims, lawsuits and proceedings are pending or threatened against the Company or its subsidiaries, covering a range of matters that arise in the ordinary course of its business activities with respect to commercial, product liability and other matters.
  Litigation is subject to many uncertainties, and the outcome of any litigation cannot be assured. After discussions with counsel, it is the opinion of management that the litigations to which the Company is currently a party will not have a material adverse impact on the consolidated financial position of Autoliv, but the Company cannot provide assurance that Autoliv will not experience any material product liability or other losses in the future.
  In December 2003, a U.S. Federal District Court awarded a supplier of Autoliv ASP, Inc. approximately $27 million plus interest in connection with a commercial dispute. Autoliv intends to appeal the verdict as soon as possible. While legal proceedings are subject to inherent uncertainty, Autoliv believes that it has valid grounds for appeal which would result in a new trial and that it is possible that the judgment could be eliminated or substantially altered. Consequently, in the opinion of the Company's management, it is not possible to determine the final outcome of this litigation at this time. It cannot be assured that the final outcome of this litigation will not result in a loss that will have to be recorded by the Company.
  The Company believes that it is currently adequately insured against product and other liability risks, at levels sufficient to cover potential claims, but Autoliv cannot be assured that the level of coverage will be sufficient in the future or that such coverage will be available on the market.

Product Warranty and Recalls
Autoliv is exposed to product liability and warranty claims in the event that our products fail to perform as expected and such failure results, or is alleged to result, in bodily injury and/or property damage. The Company cannot assure that it will not experience any material warranty or product liability losses in the future or that it will not incur significant costs to defend such claims. In addition, if any of our products are or are alleged to be defective, Autoliv may be required to participate in a recall involving such products. Each vehicle manufacturer has its own practices regarding product recalls and other product liability actions relating to its suppliers. As suppliers become more integrally involved in the vehicle design process and assume more of the vehicle assembly functions, vehicle manufacturers are increasingly looking to their suppliers for contribution when faced with recalls and product liability claims. A recall claim or a product liability claim brought against Autoliv in excess of available insurance, may have a material adverse effect on the Company´s business. Vehicle manufacturers are also increasingly requiring their outside suppliers to guarantee or warrant their products and bear the costs of repair and replacement of such products under new vehicle warranties. A vehicle manufacturer may attempt to hold us responsible for some or all of the repair or replacement costs of defective products under new vehicle warranties, when the product supplied did not perform as represented. Accordingly the future costs of warranty claims by our customers may be material, however, we believe our established reserves are adequate to cover potential warranty settlements. Autoliv´s warranty reserves are based upon our best estimates of amounts necessary to settle future and existing claims. The Company regularly evaluates the appropriateness of these reserves, and adjust them when appropriate. However, the final amounts determined to be due related to these matters could differ materially from our recorded estimates.

Note 16. Lease Commitments

Operating Lease
The Company leases certain offices, manufacturing and research buildings, machinery, automobiles and data processing and other equipment. Such operating leases, some of which are non-cancelable and include renewals, expire at various dates through 2024. The Company pays most maintenance, insurance and tax expenses relating to leased assets. Rental expense for operating leases was $120.0 million for 2002, $17.5 million for 2002 and $17.1 million for 2001.
  At December 31, 2003, future minimum lease payments for non-cancelable operating leases total $89.1 million and are payable as follows (in millions): 2004: $2.9; 2005: $1.4; 2006: $1.0; 2007: $1.0; 2008: $0.9; 2009 and thereafter: $2.3.

Capital Lease
The Company leases certain property, plans and equipment under capital lease contracts. The capital leases expire at various dates through 2015. At December 31, 2003, future minimum lease payments for non-cancelable capital leases total $9,5 million and are payable as follows (in millions): 2004 $2.9; 2005 $1.4; 2006: $1.0; 2007: $1.0; 2008: $0.9; 2009 and thereafter: $2.3.

Note 17. Retirement Plans

Defined Contribution Plans
Many of the Company's employees are covered by government sponsored pension and welfare programs. Under the terms of the programs, the Company makes periodic payments to various government agencies. In addition, in some countries the Company sponsors or participates in certain non-governmental defined contribution plans. Contributions to multi-employer plans for the year ended December 31, 2003, 2002 and 2001 were $3.6 million, $2.6 million and $2.2 million. Contributions to defined contribution plans for the years ended December 31, 2003, 2002, and 2001 were $13.1 million, $7.4 million and $9.0 million, respectively.

Defined Benefit Plans
U.S. Defined Benefit Pension Plans
The Company has non-contributory defined benefit pension plans covering most U.S. employees. Benefits are based on an average of the employee's earnings in the years preceding retirement and on credited service. Certain supplemental unfunded plan arrangements also provide retirement benefits to specified groups of participants. The funding policy for U.S. plans is to contribute amounts sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended, plus any additional amounts which may be determined to be appropriate.
  The Company has frozen participation in the ASP, Inc., non- contributory defined benefit pension plan for all employees hired after December 31, 2003. Consequently the Company amended the Autoliv ASP, Inc., defined contribution plan to provide an additional Company contribution on behalf of participants of the plan. Each participant who is excluded from participation in the Autoliv ASP, Inc., non-contributory defined benefit pension plan will receive an additional employer contribution to the Autoliv ASP, Inc., defined contribution plan equal to two percent of such participants defined compensation for the plan year.
  The measurement date used to determine benefit measurements corresponds with the fiscal year end, December 31.
The components of net benefit cost associated with U.S. non- contributory defined benefit retirement plans are as follows:
	2003	2002	2001

Service cost	$11.0	$10.0	$8.4
Interest cost	6.4	5.8	5.4
Expected return on plan assets	(3.7)	(4.1)	(4.4)
Amortization of prior service costs	0.4	0.3	0.3
Amortization of actuarial loss	0.9	-	-
Benefit cost	$15.0	$12.0	$9.7

The amortization of the net actuarial loss is expected to increase pension expense by $0.6 million per year over the ten year estimated remaining service lives of the plan participants. Pension expense associated with these plans was $15 million in 2003 and is expected to be around $15.0 million in 2004.

The changes in benefit obligations and plan assets for the U.S. non-contributory defined benefit plans for the periods ended December 31, are as follows:

	2003	2002

Projected benefit obligation at beginning of year	$100.0	$83.9
Service cost	11.0	10.0
Interest cost	6.4	5.8
Actuarial (gain) loss	5.6	(2.5)
Plan amendments	-	0.1
Change in discount rate	7.5	6.4
Assumption changes	(7.3)	-
Benefit payments	(6.0)	(3.7)
Project benefit obligation at year end	$117.2	$100.0

Fair value of plan assets at beginning of year	$40.2	$42.8
Actual return on plan assets	12.4	(6.8)
Company contributions	19.9	7.9
Benefit payments	(6.0)	(3.7)
Fair value of plan assets at year end	$66.5	$40.2

Funded status of the plan	$(50.7)	$(59.8)
Unrecognized net actuarial loss	17.2	23.3
Unrecognized prior service cost	4.0	2.6
Accrued retirement benefit cost recognized in the balance sheet	$(29.5)	$(33.9)

The accumulated benefit obligation for all U.S. non-contributory defined benefit pension plans was $82.3 million and $70.2 million at December 31, 2003 and 2002, respectively.
  The Company will contribute $13.7 million to the plans in 2004 and is currently projecting a funding level of $14 million in the years thereafter.

The weighted averages of assumptions used by the non-contributory defined benefit plans as per December 31, are as follows:

%	2003	2002

Discount rate	6.25	6.75
Rate of increases in compensation level	3.50	5.00

The weighted averages of assumptions used by the U.S. non-contributory defined benefit plans to determine the net periodic benefit cost for years ended December 31, are as follows:

	2003	2002	2001

Discount rate	6.75	7.25	7.25
Rate of increases in compensation level	4.00	5.25	5.25
Expected long-term rate of return on assets	8.50	9.50	9.50

The Company, in consultation with its actuarial advisors, determines certain key assumptions to be used in calculating the Projected Benefit Obligation and annual pension expense. The discount rate has been set based on the rates of return on high-quality fixed- income investments currently available at the measurement date and expected to be available during the period the benefits will be paid. In particular, the yields on bonds rated AA or better on the measurement date have been used to set the discount rate. The U.S. Plans have, for a number of years, invested approximately 85% of plan assets in equities and 15% in debt securities. The investment objective is to provide an attractive risk-adjusted return that will insure the payment of benefits while protecting against the risk of substantial investment losses. Correlations among the asset classes are used to identify an asset mix that Autoliv believes will provide the most attractive returns. Long- term return forecasts for each assets class using historical data and other qualitative considerations to adjust for projected economic forecasts are used to set the expected rate of return for the entire portfolio. The Company has assumed a long-term rate of return on plan assets of 8.5%. The major categories of plan assets as a weighted average percentage of the fair value of total plan assets for years ended December 31, are as follows:

Assets category in %	Target allocation	2003	2002

Equity securities	85.0	87.3	87.2
Debt securities	15.0	12.7	12.8
Total	100.0	100.0	100.0

U.S. Postretirement Benefits Other Than Pensions
The Company currently provides postretirement health care and life insurance benefits to most of its U.S. retirees. In general, the terms of the plans provide that U.S. employees who retire after attaining age 55, with five years of service, are eligible for continued health care and life insurance coverage. Dependent health care and life insurance coverage are also available. Most retirees contribute toward the cost of health care coverage with the contributions generally varying based on service. In June 1993, a provision was adopted which caps the level of the Company's subsidy at the amount in effect as of the year 2000 for most U.S. employees who retire after December 31, 1992. Additionally the plan was further amended in 2003 to restrict participation to retirees who were eligible retirees or active participants in the Autoliv ASP, Inc., Pension Plan as of December 31, 2003. No plan assets have been provided to this benefit plan.
  At present, there is no prefunding of the postretirement benefits recognized under FAS-106. The Company has reviewed the impact of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 on its financial statements under FAS-106 and have determined that there is no impact since the prescription portion of the benefit is not segregated and the Company subsidy of the program is fixed and frozen.
The changes in benefit obligations and plan assets for the U.S. postretirement benefit plan as of December 31 are as follows:

	2003	2002

Projected benefit obligation at beginning pf year	$13.1	$12.3
Service cost	1.3	1.1
Inerest cost	0.9	0.8
Actuarial (gain) loss	-	(1.2)
Change in discount rate	1.1	0.4
Assumption changes	0.6	-
Benefit payments	(0.4)	(0.3)
Project benefit obligation at year end	$16.6	$13.1

Fair value of plan assets at beginning of year	$ -	$ -
Company contributions	0.4	0.3
Benefit payments	(0.4)	(0.3)
Fair value of plan assets at year end	$ -	$ -

Funded status of the plan	$(16.6)	$(13.1)
Unrecognized net actuarial (gain) loss	(0.6)	(2.4)
Accrued postretirement benefit cost recognized in the balance sheet	$(17.2)	$(15.5)

The measurement date used to determine postretirement benefit measurements corresponds with the fiscal year end, December 31.
  For measurement purposes, the assumed annual rate of increase of per capita cost of health care benefits was 9.5% for 2003 and assumed to grade to 5% in 2012 and remain constant thereafter. As noted above, for U.S. employees retiring after December 31, 1992, the Company's policy is to increase retiree contributions so that the annual per capita cost contribution remains constant at the level incurred in the year 2000.
  The weighted average discount rate to determine postretirement benefit obligation was 6.25% at December 31, 2003 and 6.75% at December 31, 2002. The weighted average discount rate used in determining the postretirement benefit cost was 6.75% in 2003, 7.25% in 2002 and 7.25% in 2001.
  A 1% increase in the annual health care cost trend rates would have had no significant impact on the Company's net periodic postretirement health care benefit cost for the current period or on the accumulated postretirement benefit obligation at December 31, 2003.
The components of net benefit cost associated with the postretirement benefit plan are as follows:

Period ended December 31	2003	2002	2001

Service cost	$1.3	$1.1	$0.9
Interest cost	0.9	0.8	0.7
Actuarial gain	(0.1)	(0.1)	(0.1)
Benefit cost	$2.1	$1.8	$1.5

Non-U.S. Defined Benefit Pension Plans
The Company has a number of non-contributory defined benefit pension plans mainly in France, Germany, Japan, Sweden and the United Kingdom.
  The Company's main non-U.S. defined benefit plan is the U.K. plan. The Company has frozen participation in the U.K. defined benefit plan for all employees hired after April 30, 2003. The measurement date used to determine postretirement benefit measurements is September 30 for the years 2002 and 2003. The measurement date for year 2001 was December 31. Benefits are based on an average of the employee's earnings in the last three years preceding retirement and on credited service. Members contribute to the plan at the rate 7% of pensionable salaries. The rate will increase to 9% as from April, 2004.
The components of net benefit cost associated with the U.K. defined benefit retirement plans are as follows:

	2003	2002	2001

Service cost	$1.5	$1.4	$1.0
Interest cost	1.1	0.9	0.7
Expected return on plan assets	(1.0)	(1.0)	(0.8)
Amortization of actuarial or loss	0.2	0.1	-
Benefit cost	$1.8	$1.4	$0.9
Increase in minimum liability included in other comprehensive income	6.6	-	-
The changes in benefit obligations and plan assets for the U.K. non-contributory defined benefit plans for the periods ended December 31, are as follows:

	2003	2002

Projected benefit obligation at beginning of year	$19.5	$15.0
Service cost	1.5	1.4
Inerest cost	1.1	0.9
Actuarial (gain) loss	0.5	0.6
Plan participants' contributions	0.5	0.4
Translation difference	2.6	1.8
Benefit payments	(0.7)	(0.6)
Project benefit obligation at year end	$25.0	$19.5

Fair value of plan assets at beginning of year	$9.9	$11.0
Actual return on plan assets	1.5	(3.1)
Company contributions	1.3	1.1
Plan participants' contributions	0.5	0.4
Benefit payments	(0.7)	(0.6)
Translation difference	1.3	1.1
Fair value of plan assets at year end	$13.8	$9.9

Funded status of the plan	$(11.2)	$(9.7)
Unrecognized net actuarial loss	9.9	9.0
Employer contributions from measurement date to year end	0.1	0.1
Minimum pension liability	(6.6)	-
Accrued retirement benefit cost recognized in the balance sheet	$(7.8)	$(0.6)

The accumulated benefit obligation for the U.K. non-contributory defined benefit pension plan was $21.9 million and $17.1 million at December 31, 2003 and 2002, respectively.
  The amortization of the net actuarial loss is expected to increase pension expense by approximately $0.2 million per year over the 16 years estimated remaining service lives of the plan participants. Pension expense associated with these plans was $1.8 million in 2003 and is expected to be the same or lower in 2004.
The weighted averages of assumptions used by the U.K. defined benefit plans to determine the benefit obligation as per December 31, are as follows:

%	2003	2002

Discount rate	5.30	5.40
Rate of increases in compensation level	4.20	4.30
The weighted averages of assumptions used by the U.K. defined benefit plans to determine the net periodic benefit cost for years ended December 31, are as follows:

%	2003	2002	2001

Discount rate	5.40	5.80	6.50
Rate of increases in compensation level	4.30	4.50	4.50
Expected long-term rate of return on assets	7.00	7.50	7.50

The Company, in consultation with its actuarial advisors, determines certain key assumptions to be used in calculating the Projected Benefit Obligation and annual pension expense. The discount rate is set based on weighted average the yields on long-term high-grade corporate bonds and is determined by reference to financial markets on the measurement date. The expected rate of increase in compensation levels and long-term rate of return on plan assets are determined based on a number of factors and must take into account long-term expectations. The Company has assumed a long-term rate of return on plan assets of 7.0% for 2003. The U.K. Plan have, for a number of years, invested approximately 80% of Plan assets in equities and 20% in debt securities.

Note 18. Segment Information

Autoliv, Inc. is a U.S. registered company providing advanced technology products for the automotive market. Airbag modules, seat belts and inflators for airbags are supplied to all major European, U.S. and Asian automobile manufacturers. Seat belts and airbags are considered integrated safety systems that function together under common electronic control systems for the protection of occupants in motor vehicles. The Company's revenues are generated by sales to the automotive industry, which is made up of a relatively small number of customers. A significant disruption in the industry, a significant change in demand or pricing or a dramatic change in technology could have a material adverse effect on the Company. Sales to individual customers representing 10% or more of net sales were:
2003 Ford 24% (incl. Volvo Cars with 8%, Mazda, etc.); Renault 14% (incl. Nissan.) and GM 12% (incl. Opel, Holden, SAAB, etc.)
2002 Ford 23%, GM 15% and Renault 13%
2001 Ford 20%, GM 14% and Renault 12%

The Company has concluded that its operating segments meet the criteria, stated in FAS-131 "Disclosures about Segments of an Enterprise and Related Information", for aggregation for reporting purposes into a single operating segment.

Net sales	2003	2002	2001

United States	$1,542	$1,598	$1,464
Europe	2,950	2,344	2,121
Other regions	809	501	406
Total	$5,301	$4,443	$3,991

Long-lived Assets	2003	2002	2001

United States	$1,984	$1,907	$1,988
Europe	765	651	508
Other regions	306	203	170
Total	$3,055	$2,761	$2,666

The Company's operations are located primarily in Europe and the United States. Exports to other regions amounted to approximately $329 million in 2003. The long-lived assets in the U.S. include $1,567 million of intangible assets, principally from acquisition goodwill. The Company has attributed net sales to the geographic area based on the location of the entity selling the final product.

Sales by product	2003	2002	2001

Airbags and associated products 1)	$3,608	$3,160	$2,817
Seat belts and associated products 2)	1,693	1,283	1,174
Total	$5,301	$4,443	$3,991

1) Includes sales of Steering Wheels, Electronics, Inflators and Initiators. 2) Includes sales of Seat components. Note 19. Quarterly Financial Data (unaudited)

	Q1	Q1	Q2	Q2	Q3	Q3	Q4	Q4
	Reported	Restated1)	Reported	Restated1)	Reported	Restated1)	Reported	Restated1)

2003
Net sales	$1,245.7	$1,245.7	$1,366.5	$1,366.5	$1,212.5	$1,212.5	$1,476.1	n/a
Gross profit	228.8	229.3	264.6	267.2	221.9	222.3	283.9	n/a
Income before income taxes	79.8	80.3	107.8	110.4	77.5	77.9	128.4	n/a
Net income	51.5	51.8	71.2	73.0	51.6	51.9	91.7	n/a
Earnings per share	$.54	$.54	$.75	$.77	$.54	$.55	$.96	n/a

2002
Net sales	$1,029.0	$1,029.0	$1,169.1	$1,169.1	$1,066.5	$1,066.5	$1,178.8	$1,178.8
Gross profit	189.0	187.1	215.1	217.0	192.5	184.6	214.2	214.6
Income before income taxes	62.0	60.1	82.3	84.2	65.7	57.8	76.7	77.1
Net income	39.0	37.7	52.5	53.8	41.4	36.1	47.6	47.9
Earnings per share	$.40	$.38	$.53	$.55	$.42	$.37	$.49	$.49

2001
Net sales	$1,080.6	$1,080.6	$1,032.9	$1,032.9	$907.7	$907.7	$969.8	$969.8
Gross profit	185.6	187.7	182.6	184.9	116.1 2)	117.9 2)	170.5	172.1
Income before income taxes	39.6	41.7	55.6	57.9	(26.9) 2)	(25.1)2)	48.5	50.1
Net income	20.8	22.2	30.0	31.5	(29.5)2)	(28.5)2)	26.5	27.7
Earnings per share	$.21	$.23	$.31	$.32	$(.30)2)	$(.29)2)	$.27	$.28

1) See Note 20 regarding the basis of the above restatement.
2) In the third quarter of 2001, Unusual items reduced gross profit by $46.1 million, income before taxes by $65.3 million, net income by $46.8 million and earnings per share by $.48. See Note 10 for further details.

2001 Pro-Forma	Q1	Q1	Q2	Q2	Q3	Q3	Q4	Q4
effect of FAS-1421)	Reported	Restated	Reported	Restated	Reported	Restated	Reported	Restated

Income before income taxes	$52.5	$54.6	$68.5	$70.8	$(14.0)	$(12.2)	$61.4	$63.0
Net income	33.7	35.1	42.9	44.4	(16.6)	(15.6)	39.4	40.6
Earnings per share	$.34	$.36	$.44	$.45	$(.17)	$(.16)	$.40	$.41

1) See Note 1 for further details

Note 20. Restatement

The Company has reviewed the historical accounting for one of its insurance agreements covering potential recalls. Management determined that, based on the existing contractual terms, it was more appropriate to account for the insurance arrangement under the deposit method rather than as a traditional insurance contract. After discussions with the accounting staff of the Securities and Exchange Commission, the Company has concluded that the most appropriate manner to correct this accounting is to restate 2201 and 2002 annual financial statements and 2001, 2002 and 2003 quarterly operating results (see Note 19). The postitive cumulative net effect totaling $13.2 million of applying the deposit method of accounting on a retroactive basis, has been recorded as an adjustment of beginning 2001 retained earnings. See also the Consolidated Statements of Shareholders' Equity for further information.
The effects of this restatement on the Company's annual operating results were as follows:

	2002	2002	2001	2001
	Reported	Restated	Reported	Restated

Net sales	$4,443.4	$4,443.4	$3,991.0	$3,991.0
Gross profit	810.8	803.3	654.8	662.6
Income before income taxes	286.7	279.2	116.8	124.6
Net income	180.5	175.5	47.9	53.0
Earnings per share	$1.84	$1.79	$.49	$.54

Pro-Forma (adjusted for FAS-142)1)	2002	2002	2001	2001

Income before income taxes	$286.7	$279.2	$168.4	$176.2
Net income	180.5	175.5	99.5	104.6
Earnings per share	$1.84	$1.79	$1.02	$1.07

1) See Note 1 for further details

Report of Independent Auditors

The Board of Directors and Shareholders of Autoliv, Inc.

We have audited the accompanying consolidated balance sheets of Autoliv, Inc., and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Autoliv, Inc., and its subsidiaries as of December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the Consolidated Financial Statements, in 2002 the Company changed its method of accounting for goodwill. In addition, the 2002 and 2001 financial statements have been restated as more fully described in Note 20.

Ernst & Young AB

Olof Cederberg
Stockholm, Sweden
January 22, 2004

Corporate Governance

Autoliv is an American company incorporated under the laws of the State of Delaware.
  In addition to Federal or State law or regulations, Autoliv is governed primarily by the following documents that are all available on Autoliv's website (www.autoliv.com under Governance).
  Restated Certificate of Incorporation of Autoliv, Inc.
  Restated By-laws of Autoliv, Inc.
  Corporate Governance Guidelines
  Charter of the Audit Committee
  Charter of the Compensation Committee
  Charter of the Nominating and Corporate Governance Committee
  Code of Business Conduct and Ethics
  Code of Conduct and Ethics for Directors
  Code of Conduct and Ethics for Senior Officers

The Certificate of Incorporation contains stipulations regarding such things as the total number of shares, the types of shares, and the powers of the Company and its directors. The By-laws focus on the organizational structure of the Company, including the Shareholders' Meeting, the Board and the Executive officers.

SHAREHOLDERS' MEETING
The Shareholders' Meeting elects the Board of Directors. Shareholders also adopted, in 1997, the Autoliv Inc. Stock Incentive Plan. (Further information about the Plan is disclosed in the Proxy Statement).
  At the Shareholders' Meeting each shareholder is entitled to one vote for each share of common stock. Shareholders can vote by sending proxy cards to the Company.
  Only such business shall be conducted at a Meeting that has been properly brought before the Meeting.

THE BOARD
The Board of Directors is the ultimate decision-making body of Autoliv, except with respect to matters reserved to shareholders. The Board is entrusted with, and responsible for, overseeing the assets and business affairs of the Company.
  To assist the Board in the exercise of its responsibilities, it adopted in 2003 Corporate Governance Guidelines which reflect its commitment to monitor the effectiveness of policy and decision making both at the Board and management level. The purpose is to enhance long-term shareholder value and to assure the vitality of Autoliv for its customers, employees and other individuals and organizations that depend on the Company.
  To achieve this purpose, the Board monitors the performance of the Company in relation to its goals, strategy, competitors, etc., and the performance of the Chief Executive Officer (CEO) and provides constructive advice and feedback.
  The Board is free to choose its Chairman in a way that it deems best for the Company, and hence does not require the separation of the officer of the Chairman of the Board and the CEO as is the case today.
  The Board has full access to Management and to Autoliv's outside advisors.
  The work of the Board is reported annually in the Proxy Statement that is distributed to the shareholders with this annual report.
  According to the Certificate of Incorporation the number of directors may be fixed from time to time exclusively by the Board, and the directors are divided into three classes for terms of three years. The Board believes that it should generally have no fewer than nine and no more than twelve directors.

Directors
Directors are expected to spend the time and effort necessary to properly discharge their responsibilities, and accordingly, regularly attend meetings of the Board and committees on which directors sit. Directors are also expected to attend the Annual General Meetings of Shareholders.
  The Board is responsible for nominating members for election to the Board and for filling vacancies on the Board that may occur between annual meetings of shareholders.
  The Nominating and Corporate Governance Committee is responsible for identifying, screening and recommending candidates to the Board. The Committee will consider director candidates nominated by shareholders.
  Nominees for director are selected on the basis of i.a. experience, knowledge, skill, expertise, integrity, understanding of Autoliv's business environment and willingness to devote adequate time and effort to the Board.
  The Board must be comprised of a majority of directors who qualify as independent under the listing standards of the New York Stock Exchange. Normally no more than one management executive may serve on the Board. Currently, all directors are independent except for the CEO.
  On an annual basis, the Board reviews the relations that each director has with the Company to assess independence. Directors who are also employees of Autoliv are generally expected to resign from the Board at the same time as their employment with the Company ends.
  It is the general policy of Autoliv that no director having attained the age of 70 years may be nominated for re-election to the Board.
  New directors are provided information about Autoliv's business and operations, strategic plans, significant financial, accounting and risk management issues, compliance programs and various codes and guidelines. Each new director will normally visit Company operations.

Board Compensation
A director who is also an officer of the Company shall not receive additional compensation for service as a director. Compensation for non- employee directors should be competitive and encourage increased ownership of Autoliv stock through the payment of a portion of director compensation in Autoliv shares.
  Current Board compensation is disclosed in Autoliv's Proxy Statement together with the compensation to the five most highly compensated senior executives. Directors' fees are the only compensation that the members of the Audit Committee can receive from Autoliv.
  The Nominating and Corporate Governance Committee sponsors an annual self-assessment of the Board's performance as well as the performance of each committee of the Board. The results of such assessments are discussed with the full Board and each committee.

Board Meetings
There must be five regularly scheduled meetings of the Board each year, and at least one regularly scheduled meeting of the Board must be held quarterly.
  The meetings of the Board generally follow a Master Agenda which is discussed and agreed in the beginning of each year, but any director is free to raise any other subjects.
  The independent directors normally meet in executive sessions in conjunction with each meeting of the Board and shall meet at least four times a year. The lead independent Director is presently the Chairman of the Board.
  Normally the Board visits one or several of the Company's business operations at least once a year.

COMMITTEE MATTERS
There are three standing committees of the Board: Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee.
  All members of the standing board committees are determined by the Board to qualify as independent directors. The committees operate under written charters and issue yearly reports that are disclosed in the Proxy Statement.

Audit Committee
The Audit Committee appoints, in its sole discretion (subject to shareholder ratification), the firm of independent auditors that audit the annual financial statements. The committee is also responsible for the compensation, retention and oversight of the work of the external auditors as well as for any special assignments given to the auditors.
  The committee also reviews the annual audit and its scope, including the independent auditors' letter of comments and management's responses thereto; possible violations of Autoliv's business ethics and conflicts of interest policies; any major accounting changes made or contemplated; and the effectiveness and efficiency of Autoliv's internal audit staff. In addition, the committee confirms that no restrictions have been imposed by Company personnel in terms of the scope of the independent auditors' examinations. Members of this committee are Messrs. Welin (Chairman), Aronson, Carlsson, Kunerth, Lorch and Stewart. Each of the Audit Committee members possesses financial literacy and accounting or related financial management expertise, and Mr. Welin is determined by the Board to qualify as a financial expert.

Compensation Committee
The Compensation Committee advises the Board with respect to the compensation to be paid to the directors and approves and advises the Board with respect to the terms of contracts to be entered into with the senior executives. The Committee also administers Autoliv's incentive plans.
  Members of this committee are Messrs. Stone (Chairman), Aronson, Medina, Ringler, Stewart and Welin.

Nominating and Corporate Governance Committee
The Nominating and Corporate Governance Committee assist the Board in identifying potential candidates to the Board, reviewing the composition of the Board and its committees, monitoring a process to assess Board effectiveness and developing and implementing Autoliv's Corporate Governance Guidelines.
  The Committee will consider Stockholder nominees for election to the Board if timely advance written notice of such nominees is received by the Secretary of the Company.
  Members of this committee are Messrs. Stewart (Chairman), Aronson, Carlsson, Kunerth, Lorch, Medina, Ringler, Sekiya, Stone and Welin.

LEADERSHIP DEVELOPMENT
The Board is responsible for identifying potential candidates for, and selecting the CEO.
  The Board is also responsible for an annual performance review of the CEO, and a summary report is discussed amongst independent directors in executive sessions and thereafter with the CEO.
  The Board must plan for the succession to the position of the CEO and be assisted by the CEO who shall prepare and distribute to the Board an annual report on succession planning for senior officers.
  The Board must determine that satisfactory systems are in effect for education, development and succession of senior and mid-level management.

SHAREHOLDER RIGHTS PLAN
The Autoliv Board adopted a Shareholder Rights Plan in 1997 to defer concise take-over tactics and to encourage third parties interested in acquiring the Company to negotiate with the Board to preserve the best interest of all Company stockholders.
  Each share carries a right to buy one-hundredth of a share of preferred stock of the Company for $150 subject to adjustment. The right is exercisable only if a person acquires beneficial ownership of 15% or more of the Company's common stock or commence a tender or exchange offer in order to acquire such ownership.
  In such an event, each right entitles the holder to purchase, at the right's then current exercise price, Autoliv common stock having a value of twice the right's then current exercise price.
  The rights will not be exercisable if a tender or exchange offer for all outstanding shares of the Company is deemed by a majority of the Board of Directors not affiliated with the acquirer to be in the interest of Autoliv and its shareholders. The Company will generally be entitled to redeem the rights at $0.01 per right at any time until 10 business days following a public announcement that a 15% or greater position has been acquired.
  The rights will expire on December 4, 2007.

ETHICAL CODES
To maintain the highest legal and ethical standards, the Board has adopted three Codes of Business Conduct and Ethics. Two of them are specific for senior officers and directors, respectively, while the third code is general for all employees.
  Employees are encouraged to report any violations of law or the Autoliv Codes, and no individual will suffer retaliation for reporting in good faith violations of law or the Codes.
  Reports can be made to Autoliv's Compliance Counsel or by calling the Corporate Compliance "Hotline" - a toll free number - and leave a message anonymously on the voice mail.

BOARD CONTACT
The Board, the independent directors, as well as the Committees of the Board can be contacted through its Chairmen as follows:
The Board/Independent Directors/Relevant Committee
c/o Vice President Legal Affairs
Autoliv Inc. / Box 70381
SE-107 24 Stockholm, Sweden
Phone: +46 (8) 5872.0608
Fax: +46 (8) 5872.0633
E-mail: jorgen.svensson@autoliv.com

Contact can be made anonymously and communication with the independent directors is not screened.
The relevant Chairman receives all such communication after it has been determined that the content represents a message to such Chairman.
Board of Directors

S. Jay Stewart [1,2,3,4]
Chairman
Born 1938
Director since 1989
Elected until 2005
Former Chairman and CEO of Morton International Inc. Director of Household International Inc. and of Box USA Corp.
B.Sc. and MBA.
Shares: 77,767

Per-Olof Aronson [1,2,3,4]
Born 1930
Director since 1994
Elected until 2004
Former Vice Chairman, President and CEO of SAPA AB (Gränges AB)
Graduate Engineer.
Shares: 7,485

Sune Carlsson [1,3,4]
Born 1941
Director since 2003
Elected until 2005
Former President and CEO of AB SKF. Former Executive Vice President of ASEA AB and ABB Ltd. Chairman of Atlas Copco AB. Director of Investor AB and Picanol N.V.
M.Sc.
Dionisio Garza Medina [1,2,4]
Born 1954
Director since 2002
Elected until 2004
Chairman and CEO of ALFA. Director of Cornex, Vitro, Cydsa and Seguros Commercial América. Member of the Advisory Committee of NYSE.
MBA and M.Sc. in Industrial Engineering.
Shares: 335
Walter Kunerth [1,3,4]
Born 1940
Director since 1998
Elected until 2004
Senior Advisor to Lazard & Co. Former Member of Siemens' Corporate Executive Board and President of Siemens' Automotive Systems Group. Director of the Supervisory Board of Gildemeister AG. Chairman of the Supervisory Board of Basler AG, Götz AG, Paragon AG and Suspa GmbH.
M.Sc, Honorary Professor.
Shares: 618

George A. Lorch[1,3,4]
Born 1941
Director since 2003
Elected until 2006
Former Chairman, President and CEO of Armstrong World Industries. Chairman Emeritus of Armstrong Holdings, Inc. Director of Pfizer, Inc., Williams Cos and Household International, Inc.
B.Sc.

James M. Ringler 1, 2, 4
Born 1946
Director since 2002
Elected until 2006
Vice Chairman of Illinois Tool Works Inc. Former Chairman, President and CEO of Premark International Inc. Director of Dow Chemical Company, FMC Technologies Inc., Corn Products International and NCR Corporation.
MBA, B.Sc.
Shares: 618

Tetsuo Sekiya 1, 3, 4
Born 1934
Director since 2001
Elected until 2006
Chairman of NSK Ltd. Vice Chairman of the supplier council of Toyota.
B.Sc. in Economics.
Shares: 2,200

Roger W. Stone 1, 2, 4
Born 1935
Director since 1989
Elected until 2005
Chairman and CEO of Box USA Corp. Former President and CEO of Smurfit-Stone Container Corporation. Director of McDonald's Corporation.
B.Sc.
Shares: 5,019

Per Welin 1, 2, 3, 4, 5
Born 1936
Director since 1995
Elected until 2006
Chairman of L-E Lundberg-företagen AB. Director of Holmen AB.
Techn Lic and MBA.
Shares: 3,485

Lars Westerberg
President & CEO
Born 1948
Director since 1999
Elected until 2004
Chairman of Ahlsell AB. Director of Plastal AB.
M.Sc. and MBA.
Shares: 32,500
Restricted stock units: 22,500
Stock options: 166,500

1 Nominating and Corporate Governance Committee
2 Compensation Committee
3 Audit Committee
4 Qualifies as independent director under the rules of the New York Sock Exchange, the Sarbanes-Oxley Act and the rules promulgated by the SEC
5 Qualifies as audit committee financial expert

"Director since" includes time as Director of Autoliv AB and Morton International, Inc.
For information on restricted stock units and options refer to Note 14 on page 37.
For work of the Board, compensation to and presentations of directors please refer to the proxy statement which is distributed to Autoliv's shareholders with this annual report.

Senior Management

Lars Westerberg
President & Chief Executive Officer
Born 1948. Employed 1999
Shares: 32,500
Restricted stock units: 22,500
Stock options: 166,500

Leif Berntsson
Vice President Quality
Born 1955. Employed 1988
Shares: 200
Restricted stock units: 4,500
Stock options: 13,500

Dr. Yngve Håland
Vice President Research
Professor
Born 1945. Employed 1984
Restricted stock units: 4,500
Stock options: 35,395

Halvar Jonzon
Vice President Purchasing
Born 1950. Employed 2001
Restricted stock units: 4,500
Stock options: 24,210

Magnus Lindquist
Vice President
Chief Financial Officer
Born 1963. Employed 2001
Restricted stock units: 4,500
Stock options: 6,000

Benoît Marsaud
Vice President Manufacturing
Born 1952. Employed 1980
Shares: 5,046
Restricted stock units: 4,500
Stock options: 36,864

Mats Ödman
Director Corporate Communications
Born 1950. Employed 1994
Shares: 2,702
Restricted stock units: 4,500
Stock options: 31,635

Jan Olsson
Vice President Engineering
Born 1954. Employed 1987
Shares: 4,357
Restricted stock units: 4,500
Stock options: 13,500

Hans-Göran Patring
Vice President Human Resources
Born 1949. Employed 2002
Restricted stock units: 4,500
Stock options: 8,910

Jörgen Svensson
Vice President Legal Affairs,
General Counsel and Secretary
Born 1962. Employed 1989
Restricted stock units: 4,500
Stock options: 13,500

Number of shares, RSU`s and stock options as of March 1, 2004. For presentations of Senior Management, please refer to the 10-K filed with the U.S. Securities and Exchange Commission (SEC), www.sec.gov, or www.autoliv.com under "Financial info/ Filings".

Autoliv Around the World

ARGENTINA
Headcount: 120
Capabilities: Production of airbags and seat belts
Customers: DaimlerChrysler, Faurecia, Fiat, Ford, GM, Iveco, JCI, Lear, Peugeot/Citroën, Renault, SAS, Toyota, Visteon and Volkswagen
Location: Pilar (Buenos Aires)

AUSTRALIA
Headcount: 875
Capabilities: Production of airbags, seat belts and webbing; Crash testing
Customers: Ford, GM/Holden, Hyundai, Kia, Mitsubishi, Ssangyong, Telco and Toyota
Location: Melbourne

BELGIUM
Headcount: 35
Capabilities: Sequence supply and assembly of airbags, seat belts, steering wheels and seat components
Customers: Volvo and ECA
Location: Gent

BRAZIL
Headcount: 380
Capabilities: Production of airbags, seat belts, steering wheels and webbing
Customers: Audi, DaimlerChrysler, Faurecia, Fiat, Ford, GM, JCI, PSA, Renault, SAS, Toyota and Volkswagen
Location: Taubaté (Sao Paulo)

CANADA
Headcount: 965
Capabilities: Production of webbing, airbag cushions and electronics
Customers: Autoliv and other seat belt manufacturers
Locations: Collingwood, Markham and Tilbury

CHINA
Headcount: 515
Capabilities: Production of airbags, seat belts and webbing
Customers: DaimlerChrysler, GM, Fiat, Ford, Honda, Hyundai/Kia, Iveco, Nissan, Peugeot/Citroën, Toyota, Renault, Volkswagen/Audi and Volvo
Locations: Nanjing, Changchun and Shanghai (joint ventures)

CZECH REPUBLIC
Headcount: 2
Capabilities: Sales office
Customers: Skoda
Location: Mladá Boleslav

ESTONIA
Headcount: 865
Capabilities: Production of seat belts and seat belt components
Customers: AvtoVaz, GAZ, GM and Autoliv companies
Location: Tallinn

FRANCE
Headcount: 5,900
Capabilities: Production of airbags, inflators, initiators, steering wheels, seat belts, and electronics; Crash testing and technical development.
Customers: Citroën, Nissan, Peugeot, Renault, Toyota, Samsung and Autoliv companies
Locations: Paris, Gournay-en-Bray, Poitiers, Pont-de-Buis, Survilliers, Pontoise, Rouen and Valentigney (joint venture)

GERMANY
Headcount: 3,495
Capabilities: Production of airbags, seat belts and steel components; Assembly of steering wheels; Crash testing and technical development
Customers: Audi, Bentley, BMW, DaimlerChrysler, Ford, Grammer, ISRI, Jaguar, JCI, Landrover, Lear, MAN, Mazda, GM/Opel, Porsche, Seat, Skoda, Volkswagen and Autoliv companies
Locations: Elmshorn, Dachau, Braunschweig, Döbeln, Lübeck and Norderstedt

HUNGARY
Headcount: 795
Capabilities: Production of seat belts
Customers: Audi, BMW, DaimlerChrysler, Faurecia, Fiat, GM, Grammer, JCI, Intier, ISRI, Lamborghini, Magna, MAN, Mitsubishi, Skoda, Steyr, Suzuki, Volkswagen
Location: Sopronkövesd

INDIA
Headcount: 275
Capabilities: Production of seat belts; Sled-track testing
Customers: Daewoo, DaimlerChrysler, Ford, GM, Hindustan Motors, Hyundai, Maruti, Peugeot, Telco and Volvo
Locations: Bangalore (joint venture)

INDONESIA
Headcount: 80
Capabilities: Production of seat belts
Customers: GM, Hyundai, Mitsubishi, Nissan and Toyota
Location: Jakarta

ITALY
Headcount: 15
Capabilities: Sales & Application Engineering
Customer: Fiat
Location: Turin

JAPAN
Headcount: 1,910
Capabilities: Production of airbags, inflators, seat belts, steering wheels and electronics; Crash testing and technical development
Customers: Daihatsu, Hino, Honda, Isuzu, Mazda, Mitsubishi, Nissan, Nissan- Diesel, Subaru, Suzuki, Toyota and Autoliv companies
Locations: Atsugi, Fujisawa, Hiroshima, Nagoya, Osaka, Taketoyo, Tsukuba and Yokohama (subsidiaries)

KOREA
Headcount: 185
Capabilities: Production of seat belts and airbags; Sled-track testing
Customers: Daewoo, GM, Hyundai, Kia, Renault, Samsung and Ssangyong
Locations: Seoul; licensees in Munmak, Ulsan and Kyungki-do

MALAYSIA
Headcount: 350
Capabilities: Production of airbags, seat belts, steering wheels and webbing
Customers: BMW, DaimlerChrysler, Ford, Honda, Hyundai, Kia, Mitsubishi, Nissan, Perodua, Proton, Suzuki, Toyota and Volvo
Location: Kuala Lumpur (joint venture)

MEXICO
Headcount: 3,740
Capabilities: Production of airbags, airbag cushions, seat belts and steering wheels
Customers: DaimlerChrysler, Ford, GM, Honda, Hyundai, Nissan, Mazda, Mitsubishi, Toyota, Volkswagen, Volvo and Autoliv companies
Locations: Toluca, Querétaro and Tijuana

NETHERLANDS
Headcount: 235
Capabilities: Production of seat belts, child seats and seat belt webbing
Customers: BMW, Ford, GM, Mitsubishi, Renault, Saab, Volvo and Volkswagen
Locations: Landgraaf and Boxtel

NEW ZEALAND
Headcount: 5
Capabilities: Sales office
Customers: Aftermarket
Location: Auckland

PHILIPPINES
Headcount: 675
Capabilities: Production of seat belts and steering wheels
Customers: Ford, GM/Isuzu, Honda, Kia, Mitsubishi, Toyota and Autoliv companies
Location: Manila and Cebu

POLAND
Headcount: 925
Capabilities: Production of airbags, airbag cushions and assembly of seat belts
Customers: C&A, Simula and Autoliv companies
Locations: Olawa and Jelcz-Laskowice.

ROMANIA
Headcount: 220
Capabilities: Production of seat belts
Customers: Dacia, Daewoo and Autoliv companies
Location: Brasov

SOUTH AFRICA
Headcount: 150
Capabilities: Production of airbags and seat belts
Customers: BMW, Ford, Mazda, Nissan, Toyota and Volkswagen.
Location: Johannesburg

SPAIN
Headcount: 1,295
Capabilities: Production of airbags and seat belts; Crash testing and technical development
Customers: : AutoEuropa, Ford, DaimlerChrysler, Mazda, Nissan, Opel, Peugeot/ Citroën, Pininfarina, Renault, SEAT, Volkswagen and Autoliv companies
Locations: Barcelona and Valencia

SWEDEN
Headcount: 2,725
Capabilities: Production of airbags, seat belts, seat subsystems, child seats, electronics and inflators; Crash testing and technical development
Customers: Jaguar, Saab, Scania, Volvo and Autoliv companies
Locations: Stockholm, Vårgårda, Växjö, Hässleholm, Motala, Linköping, Kungälv and Göteborg

TAIWAN
Headcount: 80
Capabilities: Production of airbags and seat belts
Customers: Ford, GM, Honda, Isuzu, Mitsubishi, Nissan and Toyota
Location: Taipei (joint venture)

THAILAND
Headcount: 1,020
Capabilities: Production of airbags, seat belts and steering wheels
Customers: BMW, GM, Honda, Isuzu, Nissan, Samsung, Thai Rung, Toyota, Volvo and Autoliv companies
Location: Bangkok (joint venture and subsidiary)

TUNISIA
Headcount: 2,050
Capabilities: Production of seat belts and steering wheels
Customers: Autoliv companies
Location: Zriba, Nadhour and El Fahs

TURKEY
Headcount: 560
Capabilities: Production of airbags, seat belts, seat belt components and steering wheels
Customers: Anadolu Isuzu, BMC, Chrysler, Ford Otosan, Hyundai Assan, Karsan, MAN, Mercedes Benz, Otokar, Otoyol, Oyak Renault, Tofas-Fiat, Toyota and Autoliv companies
Location: Gebze-Kocaeli and Dudulu-Istanbul

UNITED KINGDOM
Headcount: 1,655
Capabilities: Production of airbags, airbag cushions, and seat belt components; Crash testing and technical development
Customers: Aston Martin, Bentley, Ford, Honda, Jaguar, Mazda, Mitsubishi, Nissan, Rover, Toyota and Autoliv companies
Locations: Havant, Milton Keynes and Congleton

USA
Headcount: 6,165
Capabilities: Production of airbags, seat belts, steering wheels, inflators, airbag cushions and electronics; Crash testing and technical development
Customers: BMW, DaimlerChrysler, Daihatsu, Ford, GM, Honda, Hyundai, Isuzu, Kia, Mazda, Mitsubishi, Nissan, Subaru, Suzuki, Toyota and Autoliv companies
Locations: Auburn Hills and Southfield, Michigan; Brigham City, Ogden, Tremonton and Promontory, Utah; Columbia City, Indiana; and Madisonville, Kentucky

Note: "Customer" may exclude those with small sales and "headcount" includes joint ventures.

The Autoliv Share - Outperforming the Market in 2003

The original Autoliv AB stock, which was a Swedish security, was introduced on the Stockholm Stock Exchange on June 9, 1994, at an offering price of SEK90 (just over US $10) for institutions and SEK85.50 for private individuals.
  Following the merger with Morton ASP, the shares in the new Autoliv company - Autoliv, Inc. - were listed on the New York Stock Exchange (NYSE) under the symbol ALV and the Swedish Depository Receipts (SDR) of this U.S. corporation listed on the Stockholm Stock Exchange under the symbol ALIV.
  In Stockholm, the Autoliv security started by outperforming the market, reaching its all-time high at SEK349 on March 6, 1997. After having declined to SEK137.50 on January 4, 2001, the Autoliv SDR recovered to SEK268 on March 11, 2002. During 2003, the Autoliv SDR started by falling from SEK178.50 at the beginning of the year to SEK151 on March 12. The SDR then climbed to SEK280 at year-end and hit SEK328 on January 22, 2004. During 2003, the SDR soared by 53%, outperforming the 30% rise of the composite index.
  Since the initial public offering in Sweden in 1994 until Mid- February 2004, the Autoliv securities in Sweden have risen at an average annual rate of 14%, while the composite index in Stockholm has increased at an average rate of 10% during the same nine and half years.
  In New York trading in the Autoliv, Inc. share began on May 1, 1997, when it closed at $35.50. The stock has followed its peer group in the S&P Auto Parts Index relatively closely. It hit its all-time high on September 19, 1997 at $45.13 and reached its lowest level on September 21, 2001 at $13.25. In 2000 and 2001, the Autoliv stock declined more than the peer group, but then it also rose faster than most other automotive parts stocks. This is partly due to the stronger Euro and Autoliv's strong position in markets outside the U.S.
  During 2003, the Autoliv share opened at $20.93, hit a year-low of $18.70 on March 11 and ended the year at $37.65. This was an increase during the year of 80% and nearly twice as much as the 41% increase in the S&P Auto Parts Index.
  The Autoliv share hit its year-high of $38.40 on December 29 and reached a new all-time-high on January 22, 2004 of $45.86.
  Since the initial listing in New York on May 1, 1997, until Mid-February 2004, the Autoliv, Inc. stock has risen at an average annual rate of 3% compared to an average decline of 1% in the S&P Auto Parts Index during the same time.

SHARE TRADING
During 2003, 70% of the trading in Autoliv securities was in SDRs in Stockholm and 30% was in shares in New York. This was the same split between the two markets as the average split since trading in the Autoliv, Inc. securities started in May 1997. During 1999 and 2000, there was a trend that trading was concentrated in the Stockholm market, which accounted for 91% of the combined trading volume at the peak in 2000. At the beginning of 2004, 68% of the Autoliv securities are traded in Stockholm.
  The daily average trading volume in New York increased by 64% in 2003 to 231,700 shares after having increased by 37% in 2002 and doubled in 2001. In Stockholm, the average trading volume rose by 23% to 534,000 after a 9% decline in 2002. The Autoliv SDR was the 24th most traded security in Stockholm, accounting for 1.2% of the trading, compared to 0.9% during 2002. The trading in Autoliv shares and SDRs represented a turnover of 202% of the total number of Autoliv shares outstanding, compared to 149% during 2002.

Number of Shares
During 2003, the number of shares outstanding decreased by approximately 1.4 million, net to 94.9 million due to Autoliv's share repurchase program.
  If all outstanding stock options are exercised and all granted restricted stock units utilized (see Note 14 on page 37), the number of outstanding shares could increase by 1.3% to 96.2 million.

Share Buy-backs
During 2003, Autoliv bought back 2,052,600 shares for $43 million, compared to 1,554,600 during 2002 for $30 million. Since the start in 2000, Autoliv has bought back 8.1 million shares at an average cost of $21.66.
  The authorization to buy back shares was first adopted in May 2000. In April 2003, the authorization was doubled from 10 million to 20 million shares. The remaining part of the repurchase authorizations could reduce the number of shares outstanding by 11.9 million.
  The repurchased shares are not retired but held as treasury stock.

Shareholder Rights Plan
Autoliv has adopted a Shareholder Rights Plan designed to encourage third parties interested in acquiring a controlling block of shares in the Company to negotiate with the Board to preserve the best interest of all Autoliv shareholders (see Note 12 on page 36).

Dividend
Quarterly dividends are declared separately by the Board, announced in press releases and published on Autoliv's home page.
  If possible, quarterly dividends are paid on the first Thursday in the last month of each quarter. The record date is usually one month earlier and the ex-date typically two days before the record date.
  The Board has declared a 33% increase in the quarterly dividend to 20 cents per share to be paid in June 2004.
  Within 14 months, Autoliv has raised the quarterly dividend by 82% in three steps.

SHAREHOLDERS
According to Autoliv's stock registrar, there are nearly 4,000 record holders of the Autoliv shares, and according to our soliciting agent, there are over 20,000 beneficial holders that hold shares in a "street name" through a bank, broker or other nominee.
  According to the depository bank in Sweden, there are almost 5,000 record holders of the Autoliv SDR, and according to the Swedish soliciting agent, 15,000 "street holders" of the SDR. Many of these holders are nominees for other, non-Swedish nominees.
  Autoliv therefore estimates that the total number of beneficial Autoliv owners exceeds 50,000 and that over 50% of the securities are held in the U.S. and approximately 20% in Sweden. Most of the remaining securities are held in the U.K and central Europe.
  The largest shareholders known to the Company are shown in the table below.

The Largest Shareholders*	Owner	Country	Number of shares	Percentage

TIAA-CREF		U.S.A.	5,304,342	5.6
Barclays Global Investors		U.S.A.	5,155,855	5.4
Templeton		U.S.A.	4,810,000	5.1
Alliance Capital Mgmt		U.S.A.	4,440,388	4.7
Nordea's funds		Sweden	4,026,860	4.2
Management and Directors as a group			149,606	0.2
>50,000 other shareholders			70,999,891	74,8

Total, December 31, 2003			94,886,942	100.0
* Known to the Company

Annual General Meeting
Autoliv's next Annual General Meeting of Shareholders will be held on Tuesday, April 27, 2004, at Bank One, 1 Bank One Plaza, 57th floor, Chicago, Illinois 60602, USA.
  Shareholders are urged to return their proxies whether or not they plan to attend the meeting.

STOCK TRANSFER AGENT & REGISTRAR

EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940
+1 (800) 446. 2617 (within the U.S.)
+1 (781) 575.2723 (outside the U.S.)
+1 (800) 952.9245 (hearing impaired)
Internet: www.equiserve.com

ANALYSTS

Analysts following Autoliv on a regular basis.
  ABG Sundal Collier
  ABN Amro
  BNP
  Carnegie
  Cazenove
  Cheuvreux
  CitiGroup
  CSFB
  Deutsche Bank
  Enskilda Securities
  Exane
  Evli
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Investor Requests

North America
Autoliv North America.
1320 Pacific Drive,
Auburn Hills, MI 48326.1569, USA
Tel +1 (248) 475.0407
Fax +1 (248) 475.9838
patrick.jarboe@autoliv.com

Rest of the world
Autoliv Inc.
Box 70381, SE-107 24 Stockholm,
Sweden
Tel +46 (0)8 5872.0623
Fax +46 (0)8 411.7025
mats.odman@autoliv.com

Financial Information

January-March	April 22, 2004
April-June	July 22, 2004
July-September	October 21, 2004
October-December	January 27, 2005
Annual Report	March 2005

Autoliv's reports, news releases, proxy statements and other general information on Autoliv are published in English and Swedish and can be obtained without charge upon request from Autoliv at the addresses given above.

Definitions

Capital employed
Total shareholders' equity and net debt.

Capital expenditures
Investments in property, plant and equipment.

Days inventory outstanding
Outstanding inventory at average exchange rates relative to average daily sales.

Days receivables outstanding
Outstanding receivables at average exchange rates relative to average daily sales.

Earnings per share
Net income relative to weighted average number of shares (net of treasury shares) assuming dilution.

Equity ratio
Shareholders' equity relative to total assets.

Gross margin
Gross profit relative to sales.

Headcount
Employees plus temporary, hourly workers.

Net debt
Short and long-term debt and debt-related derivatives (see Note 11) less cash and cash equivalents.

Net debt to capitalization
Net debt in relation to total shareholders' equity (including Minority) and net debt.

Number of employees
Employees with a continuous employment agreement, recalculated to full time equivalent heads.

Operating margin
Operating income relative to sales.

Pretax margin
Income before taxes relative to sales.

Return on capital employed
Operating income and equity in earnings of affiliates, relative to average capital employed.

Return on shareholders' equity
Net income relative to average shareholders' equity.

Working capital
Current assets excluding cash and cash equivalents less current liabilities excluding short-term debt. Any current derivatives reported in current assets and current liabilities related to net debt are excluded from working capital.

Selected Financial Data

(Dollars in millions,		Restated1)	Restated1)	Restated1)
except per share data)	2003	2002	20012)	20012, 3)	2000	20003)	1999	19993)

Sales and Income
Net sales	$5,301	$4,443	$3,991		$4,116		$3,812
Operating income	427	323	182	$233	340	$389	369	$416
Income before income taxes	397	279	125	176	291	340	330	377
Net income	268	176	53	105	169	218	200	247

Financial Position
Current assets excluding cash	1,746	1,452	1,281		1,267		1,062
Property, plant and equipment	1,052	917	845		867		835
Intangible assets (primarily goodwill)	1,710	1,690	1,685		1,739		1,596
Non-interest bearing liabilities	1,456	1,248	1,004		1,045		992
Capital employed	3,187	2,924	2,917		2,919		2,527
Net debt	785	864	1,023		1,009		596
Shareholders' equity	2,402	2,060	1,894		1,910		1,931
Total assets	4,894	4,315	4,032		4,068		3,647
Long-term debt	846	843	1,037		737		470

Per share data
Earnings per share (US$)4)	2.81	1.79	.54	1.07	1.67	2.16	1.95	2.41
Equity per share (US$)	25.31	21.39	19.32		19.49		18.86
Cash dividend declared per share (US$)	.56	.46	.44		.44		.44
Number of shares outstanding (million) 5)	94.9	96.3	98.0		97.8		102.3

Ratios
Gross margin (%)	18.9	18.1	16.6	16.6	19.1		21.2
Operating margin (%)	8.1	7.3	4.5	5.8	8.2	9.5	9.7	10.9
Pretax margin (%)	7.5	6.3	3.1	4.4	7.1	8.3	8.6	9.9
Return on capital employed (%)	14	11	6	8	12	14	15	16
Return on shareholders' equity (%)	12	9	3	6	9	11	11	13
Equity ratio (%)	49	48	47		47		53
Net debt to capitalization (%)	24	29	35		34		24
Days receivables outstanding	77	78	79		76		72
Days inventory outstanding	31	31	32		31		28

Other data
Airbag sales6)	3,608	3,160	2,817		2,934		2,715
Seat belt sales7)	1,693	1,283	1,174		1,182		1,097
Net cash provided by operating activities	530	509	266		266		436
Capital expenditures	258	228	248		235		258
Net cash used in investing activities	(277)	(240)	(270)		(428)		(255)
Net cash provided by (used in) financing activities	(273)	(257)	10		131		(172)
Number of employees, December 31	32,100	30,100	28,300		28,000		22,580

1) As more fully described in Note 20 to its Consolidated Financial Statements, the Company has restated its 2002 and 2001 financial statements. The 2000 and 1999 operating results have not been restated since those operating results would not be materially different than the operating results previously reported.
2) In 2001, Unusual items reduced gross profit by $46.1 million, income before taxes by $65.3 million, net income by $46.8 million and earnings per share by $.48 (see Note 10) for further details.
3) Adjusted for the effect of the accounting principle FAS-142.
4) There is no material difference between basic and dilutive per share amounts (see Note 14) for further details.
5) At year end, net of treasury shares.
6) Incl. Steering Wheels, Electronics, Inflators and Initiators.
7) Incl. Seats components.